Annual Report 2008

Year ended March 31, 2008





SUMITOMO METALS

Make steel

1901 (Sumitomo Steel Foundry began producing cast-steel.)

Sumitomo Metals has strived to contribute to society through its steelmaking activities for over 100 years, guided by the Sumitomo's business spirit, which is underpinned by 400 years of tradition.



Open hearth furnace of the Sumitomo Steel Foundry

Make our future

2008

We are working to fulfill our corporate social responsibility and win even greater trust from all stakeholders.



Steel converter at the Wakayama Steel Works

Sumitomo's Business Spirit of Over 400 Years

"You should exercise prudence in business and in all aspects of your life." This was a message written by Masatomo Sumitomo (1585-1652,) the founder of the House of Sumitomo. It was incorporated into the Rules Governing the House of Sumitomo, has been long respected as the business principle of the House, and is even today the very basis of the activities of Sumitomo Metals.

Sumitomo shall place prime importance on integrity and sound management.

Sumitomo shall manage its activities with foresight and flexibility in order to cope effectively with the changing times.

Under no circumstances, however, shall it pursue easy gains or act imprudently.

Business Principles from the Rules Governing the House of Sumitomo, 1891.

A man of noble character esteems wealth, and is scrupulous in seeking the way to acquire it.

Personal motto of Teigo Iba, appointed Second Director-General of Sumitomo in 1900.

Sumitomo's Business Spirit, which we trace back 400 years to Masatomo Sumitomo, the founder, remains an integral part of Sumitomo Metals' management policy today. It forms the basis for the company's policy for sustained growth strategy, risk management, and compliance.

More Than 100 Years of Manufacturing Experience

In 1897, Sumitomo Copper Plant, the precursor of Sumitomo Metals, was established in the present Kita Ward, Osaka City. Four years later, in 1901, Sumitomo began production of cast steel at Sumitomo Steel Foundry in the present Konohana Ward, Osaka City. One hundred years since then, Sumitomo Metals is manufacturing seamless pipe for oil and natural gas, wheels and axles for railway cars, steel sheets for automobile bodies, and other high-grade steel products. The spirit, tradition, and technologies of steelmaking that generations of Sumitomo men and women have preserved and cultivated have been inherited by Sumitomo Metals in the present day.

Advance to a New Growth Stage that Balances Quality and Scale

Sumitomo Metals had two periods of strong, postwar sales growth: Japan's high economic growth period that lasted until the 1960's; and the so-called bubble economy period in the latter half of the 1980's. Despite strong sales, profitability remained low and fluctuated significantly in these periods. After the collapse of the bubble economy in 1993, the Company as well as Japan's steel industry suffered from low revenues and profits for a decade.

Sumitomo Metals launched its Medium-Term Business Plan (fiscal 2002-2005) and implemented drastic reform. We withdrew from non-core businesses, carried out structural reform of our steel business, and significantly improved earnings. At the same time, we paid down what had become excessive debts and started to prepare for the next growth stage.

Since fiscal 2003, our sales and earnings have been growing. Expansion in worldwide steel demand has contributed to this but our technological investments which we did not suspend even during the sluggish years of the 1990's while we carried out restructuring also enabled favorable performance. In the current Medium-Term Business Plan (fiscal 2006-2008,) our key objective is "accelerating distinctiveness." We are intent on becoming resilient to downside risks such as those originating in economic weakness, and aim at achieving sustained growth with focus on quality. Specific measures include allocating more managerial resources to our competitive areas such as seamless pipe, and railway wheels and axles, where we have distinctive products which have attained high market shares. We are also promoting alliances and joint ventures in Japan and overseas.

Sales from 1966 to 2007: Advance to a new growth stage.



Diversification
Structural reform
Accelerating distinctiveness
Japan's high economic growth period
Japan's bubble economy period
Global economic growth
(¥ billion)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
67
69
71
73
75
77
79
81
83
85
87
89
91
93
95
97
99
01
03
05
07
(FY)

1966-1977 Non-consolidated basis; 1978-2007 Consolidated basis

Recurring Profit (1966 – 2007): Earnings' level and quality have improved dramatically.



(¥ billion)
Recurring profit (Annual average per period)
Recurring profit margin
(%)
Current Business Plan
Previous Business Plan
350
250
150
50
-50
20
15
10
5
0
6.2%
3.9%
5.2%
1.1%
5.7%
3.8%
1.4%
5.2%
2.7%
-0.7%
0.4%
-0.9%
11.0%
18.7%
17.2
17.2
39.1
11.0
70.2
50.8
15.9
70.3
47.4
-9.7
5.3
-13.1
141.0
312.9
66~68
69~71
72~74
75~77
78~80
81~83
84~86
87~89
90~92
93~95
96~98
99~01
02~05
06~07
(FY)

1966-1977 Non-consolidated basis; 1978-2007 Consolidated basis

Note: Recurring profit is an important management indicator at Sumitomo Metals and a common item on financial statements in Japan; calculated by adding to or subtracting from operating profit items such as interest and dividend income, equity in earnings of unconsolidated subsidiaries and associated companies, interest expense, and foreign exchange gains or losses.

Financial Indicators



Sales; Operating Profit Margin
(¥ billion)
2,000
1,500
1,000
500
0
25%
20%
15%
10%
5%
0%
97 98 99 00 01 02 03 04 05 06 07
(FY)
Sales □ Operating Profit Margin -◆-



Total Assets; Return on Assets (ROA)
(¥ billion)
3,000
2,500
2,000
1,500
1,000
500
0
16%
14%
12%
10%
8%
6%
4%
2%
0%
-2%
97 98 99 00 01 02 03 04 05 06 07
(FY)
Total Assets □ ROA -◆-



Return on Equity (ROE)
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
97 98 99 00 01 02 03 04 05 06 07
(FY)



Debt to Equity Ratio; Equity Ratio
(Times)
7
6
5
4
3
2
1
0
45%
40%
35%
30%
25%
20%
15%
10%
0%
97 98 99 00 01 02 03 04 05 06 07
(FY)
Debt to Equity Ratio -◆- Equity Ratio -◇-



Earnings per Share (EPS)
(¥)
50
40
30
20
10
0
-10
-20
-30
-40
-50
97 98 99 00 01 02 03 04 05 06 07
(FY)



Dividend per Share
(¥)
10
9
8
7
6
5
4
3
2
1
0
97 98 99 00 01 02 03 04 05 06 07
1998-2001 No dividend
(FY)

Non-Financial Indicators (Intangible Assets)

Sumitomo Metals' management focuses not only on tangible assets (financial and physical assets) that appear on financial statements, but also on intangible assets that do not appear on the balance sheet, which include customers, human, technology, and organizational assets. Below are some representative data that we monitor on a regular basis.



Core Earnings Ratio
85%
80%
75%
70%
65%
60%
05
06
07
08
(Plan)
(FY)
※See Page 57 for definition of Core Earnings Ratio



Steel Sheet Business:
Customer Penetration Ratio
90%
85%
80%
75%
70%
75%
60%
02
03
04
05
06
07
(FY)
※See Page 25 for definition of Customer Penetration Ratio



Number of Employees
and Sales per Employee
(Employees)
(¥ million)
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
70
60
50
40
30
20
10
0
99 00 01 02 03 04 05 06 07
(FY)
Number of Employees □ Sales per Employee -◆-


1
2
3

① Rolled coil of steel sheets (hot-dip galvanized)
(Typical coil: 1 mm thick, 1,524 mm wide, 29 tons)

② Railway axle with wheels
(1 ton in typical weight)

③ Seamless pipe
(Typical pipe: 140 mm outside diameter, 12 m long, 400 kg)

Note: Forward-looking Statements

The business forecasts and forward-looking statements in this annual report are based on information available at the time of publication, and contain potential risks and uncertainties. Consequently, actual results may differ from forecasts stated in the report due to a range of factors.



To All Our Stakeholders

Sumitomo Metals is aiming to maximize corporate value by delivering sustained growth that balances quality and scale.



Targeted Direction of Growth
Quality improvement
What Sumitomo Metals is Aiming For
·Balance Between Quality and Scale
·Accelerating Distinctiveness
What Sumitomo Metals is not Aiming For
·Pursuing Only Increase in Scale
Scale expansion

We are aiming for sustained growth.

Operating Performance

Based on medium-term initiatives, we have been substantially improving earning power and the quality of earnings.

Sumitomo Metals is at a new growth stage. In fiscal 2007, consolidated net sales grew 9% year on year to ¥1,744.5 billion. Recurring profit declined 9% to ¥298.2 billion, but excluding temporary factors such as effects of revision of the taxation system, profit remained at the level of the previous fiscal year and we maintained our medium-term growth trend. This performance was supported by strong demand growth, but I believe that it was also the result of "restructuring," which we promoted under the previous Medium-Term Business Plan, and "accelerating distinctiveness," which we have promoted under the current Medium-Term Business Plan.

For fiscal 2008, we are forecasting a 16% year on year decline in recurring profit to ¥250 billion, due principally to the impact of surging raw material prices. I believe that the rise in raw material prices will be absorbed by companywide cost reductions and a revision in product prices, but it will take time to negotiate an increase in product prices. Sumitomo Metals' managerial approach emphasizes to add strength to business areas that are already strong, and to improve the quality of earnings so that we can withstand downside risks. We do not intend to focus our efforts on commodity-grade products and distributor products, where we could pass on increases in raw material prices to product prices without a time lag. This is because it contains a risk of drastic fluctuation in profit although it would generate profit in the short-term. Rather, we will maintain our policy of continuing to provide high-value-added products, which are our forte, to customers with whom we have long-term relationships built on trust, even if it takes time for prices to improve. We have adopted this approach because it will lead to the enhancement of our value in the long term.

On the earnings front, I believe Sumitomo Metals' earnings will start to improve in the second half of fiscal 2008. From the second half onward, I believe that cost reductions, progress in improving product prices, investment in accelerating distinctiveness, and overseas investments such as the establishment of a blast-furnace-integrated seamless pipe manufacturing joint-venture company in Brazil, will gradually materialize and will lead to the realization of high-quality earnings growth.

Structural Transformation of Our Earnings Platform:
Aim for sustained growth with controlled downside earnings risk.


Trend in
Recurring Profit
Targeted earnings range
Restructuring
Accelerating distinctiveness
Future
89
92
95
98
02
05
06
08
(FY)
Previous Medium-Term Business Plan
Current Medium-Term Business Plan

Note: Recurring profit is an important management indicator at Sumitomo Metals and a common item on financial statements in Japan; calculated by adding to or subtracting from operating profit items such as interest and dividend income, equity in earnings of unconsolidated subsidiaries and associated companies, interest expense, and foreign exchange gains or losses.

We are determined to increase core earnings.

Impact of Surging Raw Material Prices, and Countermeasures

We are anticipating a substantial rise in raw material costs in fiscal 2008. We intend to absorb this rise through companywide cost reductions and an revision of product prices.

We estimate that prices for raw materials for steel such as iron ore and coal will increase by 100% to 200% compared to 2007 levels. Sumitomo Metals has adopted mechanisms to alleviate increases in raw material prices, such as use of long-term contracts, but raw material prices are currently rising dramatically. We estimate that costs will increase by more than ¥30,000 per product ton (about 30% of product prices) in fiscal 2008, and this will have an impact of approximately ¥400 billion in total (equivalent to 23% of net sales in fiscal 2007.)

My role is to increase long-term value. I do not think we should increase spot sales on the basis of ease in passing on higher raw material prices immediately, contrary to our medium-term strategies. Rather than focusing on earnings on a single-year basis, which will be influenced by raw material prices and economic trends, we aim to grow earnings on a 3-5 year basis in a sustainable way.

The medium-term strategies described here includes growth in core earnings. Sumitomo Metals' strength is having many products that customers say "only Sumitomo Metals can provide." At Sumitomo Metals, we use the term "core earnings" to refer to businesses represented by these products and businesses which are expected to deliver stable earnings by supplying distinctive products. At present, the ratio of core earnings to operating profit is about 70%, and in order to pursue growth of these core earnings, we are proactively making investments to add strength to business areas that are already strong.

Surging raw material prices reflect worldwide growth in demand for steel materials and energy, and while being a cost-push factor, they are also behind growing demand for energy-related products such as seamless pipe. Based on the premise that relationships built on trust with our customers are of utmost importance, we will revise product prices and strive on not overlooking demand growth opportunities of energy-related products.

In terms of securing raw materials, Sumitomo Metals is in an advantageous position. We are able to manufacture all the sintered ore (cakes of iron ore powder) and coke (baked coal) that we need. As we have concluded long-term contracts for a high percentage of raw materials and charter vessels that transport the raw materials, we are able to ensure stable procurement. In addition, we ensure stable procurement of important raw materials for alloys, such as manganese and nickel, from partners with whom we have strong links, including capital relationships.

Earnings Structure of Sumitomo Metals' Steel Business: Aim to increase core earnings.

We are aiming to achieve stable, long-term growth rather than maximize short-term earnings.



Growth in Core Earnings*
73% of total
02
07
(FY)
Spot Market Sales: Volatile
Earnings
Time
Long-Term Contract-Based Sales: Less Volatile
Earnings
Time
Pass on raw materials cost increases to sales prices : Immediately reflected
Impact from economic changes : High. Volatile earnings
Pass on raw materials costs increases to sales prices : Time lag
Impact from economic changes : Limited. Stable, growing earnings

*See details on page 57.

We accelerate distinctiveness and add strength to strength.

Strategy for Balancing Quality and Scale

We endeavour to realize sustained growth that balances both quality and scale. The keywords for this are "Accelerating Distinctiveness" and "Add Strength to Strong Areas."

Worldwide steel demand in 2007 amounted to 1.2 billion tons, an increase of nearly 7% year on year. Demand in 2002 having been 0.9 billion tons, this newer total signifies growth at the annual rate of 6% during the past five years. As demand stayed almost flat in the 1990's, I believe the steel business entered an era of new growth at the start of the decade beginning in 2000.

It is important not to miss this growth opportunity. Nevertheless, if an increase in scale causes higher fluctuation in earnings, we are not contributing to create corporate value. We have therefore been shifting our product mix from commodity-grade products to high-value-added, distinctive products. Representative distinctive products that Sumitomo Metals produces are seamless pipe for energy development and power generation facilities, steel sheets for automobiles, and railway wheels and axles. Based on the policy of enhancing areas of the Company's strength, we will continue investment in human resources, technology, and equipment in these business domains.

We are taking steps to seize overseas growth opportunities. Sumitomo Metals' basic strategy on overseas expansion is to aim for growth after minimizing downside risk by choosing reliable partners and bringing together our technological capabilities, our partners' local know-how, and each other's customer base. In fiscal 2007, we decided to make an investment in a joint-venture project involving the manufacture and sale of steel sheets in Vietnam with China Steel Corporation, and to provide technical assistance to Bhushan Steel's Orissa Project in India. Construction also moved forward in the manufacturing joint-venture business in Brazil. These projects will of course enhance our earning power. Moreover, we also regard as important that they represent an opportunity for substantial growth in the abilities of our young personnel, who will operate the Company in the future.


Growth that Balances Quality and Scale
(¥thousand/ton)
Size of circle = operating margin
Improve quality (average steel unit price)
100
90
80
70
0
10
20
30
40
120
15.7%
Sumitomo Metals
POSCO(South Korea)
19.7%
Nippon Steel
13.6%
ArcelorMittal (Netherlands)
Kobe Steel
9.5%
11.3%
14.4%
JFE
Expand scale (Crude steel production)
(millions of tons, p.a.)
Note : Result for a period from April 1,2007 to March 31, 2008

We will contribute to resolving environmental problems through technology.

Environmental Initiatives

Tackling environmental problems by deploying technology is in Sumitomo's DNA. Our products are contributing to reductions in customers' CO_2 emissions.

The Sumitomo Group has DNA (that is, business spirit that has been inherited) that calls for protecting the environment by the use of technology. Teigo Iba, who was appointed Director General of Sumitomo in 1900, took decisive action to replant the mountains in the Besshi area in Shikoku Island. where many trees had been lost as a result of development of a copper mine. Subsequently, Sumitomo also resolved the problem of atmospheric pollution through an improvement in copper refining technology, and the lush mountains and fields were restored. We have inherited this kind of dedication to preservation of the natural environment and it is our mission to build on this dedication.

At Sumitomo Metals, we have allocated 80% of R&D expenses for the Corporate Research & Development Laboratories, whose core activities are on behalf of both fundamental and commercialization research, to environment-related research, including the development of products that contribute to the environment. The success of these efforts is exemplified by the fact that Sumitomo Metals has one of the world's lowest levels of CO_2 emissions per ton of crude steel production, and blast furnaces with the longest life in the world.

Specific examples of our products that contribute to the environment are oil well pipes that enable the development of natural gas, a form of energy that has a relatively small environmental impact, boiler tubes that enable power generation with high energy efficiency, and products that contribute to the development of lighter weight vehicles. We calculate that our products have the effect of reducing CO_2 emissions by 120 million tons a year, which greatly surpasses the CO_2 that the Company generates (26.6 million tons.) These products are the source of Sumitomo Metals' competitiveness and distinctiveness and also a business opportunity.

Sumitomo Metals has also received many external commendations. In 2008, for the second consecutive year, Sumitomo Metals received the highest rating of "companies with particularly impressive environmental programs" in the environmental rating loan system of the Development Bank of Japan (DBJ.) Sumitomo Metals is the only steelmaker that has received this rating. Furthermore, in 2007, Sumitomo Metals was the only steelmaker selected as one of 68 companies in the world that have shown excellent endeavors related to the prevention of global warming by the Carbon Disclosure Project (CDP,) which is located in London.

Sumitomo Metals is Contributing to CO_2 Emission Reduction

(FY2007)



CO2 emission
(millions of tons, p.a.)
CO2 Generated in Manufacturing Processes
40
20
0
-20
-40
-60
-80
-100
-120
26.6 million tons p.a.
120.0 million tons p.a.

Note: Company estimates

We will raise corporate value.


Reinforcing Alliances
Nippon Steel Corporation
Kobe Steel, Ltd.
Joint utilization of crude steel, mutual consignment of products manufacturing, business integration of Group companies
Sumitomo Corporation
Business collaboration by combining the strengths of each other
Sumitomo Metals
Deepen and expand mutual cooperation
Pursuing benefits
●Constant full-capacity operations
●Building strong Group companies
●Overseas expansion

Reinforcing Strategic Alliances and Relationships with Partners

The creation of a long-term cooperative relationship and showing a satisfactory return relative to capital costs are Sumitomo Metals' criteria for capital alliances.

We have further promoted mutual equity investments as a means of deepening our framework for cooperation with Nippon Steel Corporation and Kobe Steel. For example, we established a system to ensure constant operation at full capacity based on the mutual sharing of steel making capacity and mutual consignment of products manufacturing capacity, and also proceeded with the integration of Group companies. We are enhancing value by integrating the stainless steel business, the welding rod business, the roll manufacturing business, the building material-use colored steel sheet business, and the road and civil engineering products business, by supplying slabs to Nippon Steel and Kobe Steel, and by undertaking OEM production of hot-rolled steel sheets at Nippon Steel. We have also made mutual investments with Sumitomo Corporation to deepen our cooperative relationship in terms of product sales, including investment in the joint-venture company to manufacture seamless pipe in Brazil.

These mutual investments differ from traditional cross-shareholdings aimed at creating stable shareholders. We will constantly monitor them in terms of the effectiveness of alliances and return on investment (shareholdings), for example, and we will make revisions if the need arises.

Focus More on Raising Sustained Value, Less on Takeover Defense Measures

We will leave decisions on takeover proposals in the hands of shareholders, as a fair and reasonable procedure. Our mission is to raise corporate value.

I believe that Sumitomo Metals' policy to aim for growth that emphasizes a balance between quality and scale is the best means to raise corporate value.

Takeover proposals should be evaluated in terms of whether they contribute to the best interests of stakeholders and whether they are add value or not. At a general meeting of shareholders in June 2006, Sumitomo Metals passed a resolution regarding its response policy and rules in the event of a proposal to take over the Company. The objective of this is not "defense" but rather to ensure sufficient information and time for shareholders to make a decision regarding any such proposal. Specifically, if the party making a takeover proposal has observed the rules, the management of Sumitomo Metals will announce its opinion regarding the proposal and put forward a management plan as an alternative proposal. Then shareholders will decide whether they will accept the takeover proposal based on this information. If the party making the takeover proposal does not observe the rules, the Company may initiate measures to counter the takeover based on a resolution of the Board of Directors.

With regard to the term of office of Company directors, since 2006 Sumitomo Metals has set this as one year, to contribute to clarified managerial responsibility of directors.

We aim to be a trusted company.

What Sumitomo Metals Intends to Be in Future

Our aim is to earn the trust of all stakeholders, by raising corporate value through the enhancement of our "intangible assets."

My job is to raise corporate value. As the rationale that forms the basis of governance, Sumitomo Metals adheres to the business spirit of Sumitomo, which is represented in the following words. "Sumitomo shall place prime importance on integrity and sound management." "A man of noble character esteems wealth, and is scrupulous in seeking the way to acquire it." We inherited this spirit as DNA that has had a life thus far of 400 years. In addition to this, we will practice management that enhances our intangible assets (assets that are not shown on the balance sheet,) including technologies that we have cultivated in the course of our history in manufacturing, which stretches back more than a century, the relationships of trust with our customers, and the pride and commitment that our employees display toward their work. In these ways, we will enhance our corporate value. (Please see page 31 onward for a detailed explanation of intangible assets.)

Underpinned by this business spirit and our manufacturing tradition, my most important job is to win and retain the trust of all stakeholders, including customers, shareholders, business partners, local communities, and employees, by continuing to produce steel products and helping customers to build their visions for the future.

I believe paying stable dividends is a fundamental principle of returning profits to shareholders. Before deciding on dividend payments, we take into account such factors as business performance, funds required for growth-driven investment, and ensuring the liquidity and soundness of the Company's financial position.

For fiscal 2007, we paid an annual dividend of 10 yen per share, an increase of 2 yen from the previous fiscal year. In fiscal 2008 and beyond, we will work to create an earnings structure resilient to downside risk, and we will endeavor to return profits to shareholders in the form of stable dividends.

Through daily public relations and investor relations activities, and invitation for factory visits to shareholders, we hope to build closer relationship with all our stakeholders and provide a fuller picture of the kind of company we are. We look forward to hearing your input.

Hiroshi Tomono
Representative Director and President



Message from the Management in Charge of Finance &



Cash generated from operations is used to invest in sustained growth, and the resulting returns are distributed to shareholders. In fiscal 2007, we made proactive investments aimed at growth and increased dividend payments and share buybacks without imparing our financial stability.

Use of cash flow has changed from debt payment to investments

The sources and uses of Sumitomo Metals' cash flow have changed dramatically in the past five years. Under the previous Medium-Term Business Plan (fiscal 2002-2005,) which adopted structural reform as a main theme, cash generated from operating activities and the sale of non-core assets was primarily utilized to pay down debt, while the amount of capital expenditures was kept within the amount of depreciation and amortization. As a result, the debt balance decreased by about ¥1 trillion, from ¥1,648.7 billion at the beginning of fiscal 2002 to ¥679.7 billion at the end of fiscal 2005. During the same period, our financial stability was significantly enhanced with an improvement in the debt to equity ratio from 6.01 to 0.94.

The main theme of our current Medium-Term Business Plan (fiscal 2006-2008) is to accelerate distinctiveness. Our focus has shifted from a recovery in financial stability to investments directed at sustained growth. With the aim of adding strength to our areas of strength and emphasizing a balance between quality

Yearly Average Cash Flow and Use of Cash: From debt payment to investments (¥ billion / FY)



Procurement
Use
Sale of assets, etc. 108.4
Operating cash flow (Pre-tax) 252.0
Repayment of borrowings 222.5
Dividends 12.6
Tax 9.2
Investment 96.5
Interest paid 19.6
02~05 Results
(Previous business plan; Annual average)
Use
Repayment of borrowings 3.3
Dividends 30.0
Tax 96.7
Investment 160.0
Interest paid 16.6
Procurement
Operating cash flow (Pre-tax) 306.6
06~08 Plan
(Current business plan; Annual average)
Use
Share buybacks* 46.0
Dividends 41.0
Tax 118.0
Investment 244.1
Interest paid 12.6
Procurement
Debt 101.0
Sale of assets, etc. 41.8
Operating cash flow (Pre-tax) 318.9
06~07 Results
(First 2 years of Current business plan; Annual average)

*Share buyback is net of purchase and re-issuance of shares.

and scale, we have invested in a joint venture in order to build blast-furnace-integrated steel works to manufacture seamless pipe in Brazil, and in blast furnaces at the Kashima and Wakayama Steel Works. (Please see Management's Discussion and Analysis on page 61 for further details on capital expenditures and depreciation.)

During fiscal 2006 and 2007, we accelerated our investment schedule and invested more than planned. In fiscal 2008, we intend to continue investing aggressively. Upon the completion of our current proactive investments, we anticipate that fiscal 2009 will mark the beginning of a period when the return from current investments materializes. At the same time, we have also been returning profits to shareholders through increased dividends and share buybacks, without impairing our financial stability.

Financial stability has improved significantly

Total debt at the end of fiscal 2007 amounted to ¥883.8 billion. This amount was higher than the level of ¥717.9 billion at the end of fiscal 2006 but down significantly from ¥1,648.7 billion at the beginning of fiscal 2002, when the previous Medium-Term Business Plan was launched. The two indicators we monitor closely for stability showed improvement: the equity ratio was 37.3% (versus 11.3% at the end of fiscal 2001) and the debt to equity ratio was 0.98 (versus 6.01 at the end of fiscal 2001.) Currently, we are investing in sustained growth while keeping the debt to equity ratio below 1.0, based on the viewpoint of financial stability and from our past experience.

Capital policy emphasizes balanced use of cash in investment and shareholder distributions

Cash generated from operations is used firstly to make investments aimed at raising corporate value. We carry out investments based on the criteria of accelerating distinctiveness and realizing sustained growth, as well as providing a return that exceeds the cost of capital. To ensure capital efficiency, we may borrow money within a scope that does not impair financial stability.

Sumitomo Metals' management team puts priority on returning investment gains to shareholders, primarily in terms of dividend payments. Our principle is to pay stable dividends. In fiscal 2007, we paid an annual dividend of 10 yen per share. At the same time, we bought back approximately ¥140.0 billion of our own shares during the past two years, namely, fiscal 2006 and 2007. We intend to be flexible in purchasing the Company's own shares in the future.

We will accelerate distinctiveness in order to build an earnings structure that is resilient to downside risks and to achieve growth that emphasizes a balance between quality and scale. This will enable us to maintain stable dividend payments.

Yoshinari Ishizuka
Director and Senior Managing Executive Officer

Debt and Debt to Equity Ratio: Big improvement


(¥ billion)
(Times)
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
6
5.5
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
01
02
03
04
05
06
07
(FY)
Debt
Debt to Equity ratio

Dividend per Share: Stable payment


(¥)
12
10
8
6
4
2
0
02
03
04
05
06
07
(FY)

Global steel demand is growing on the back of the economic surge in emerging countries. We believe that overseas markets present attractive growth opportunities to the Sumitomo Metals Group. Our basic policy in expanding overseas business is not to merely pursue growth in terms of quantitative metrics but to add strength to business areas that are already strong.

In proceeding to expand business, we pay careful attention to the location, market, and scale of investment, and, when it makes more sense to pursue a joint-venture format, we try to select the best possible partners so that each brings complementary competence to the joint venture. By making an alliance with a partner, the risk of an imbalanced increase in production relative to that of sales, leading to suboptimal use of capacity, can be controlled. Success in doing this can be expected to ensure our good use of capacity and to achieve steady earnings growth at an early date. Regarding marketing and sales in the world market, which is one of the keys that will enable full-capacity operation, our important partner is Sumitomo Corporation which has a superb worldwide sales network.

Basic Strategy in Overseas Development


Identify risks
Suboptimal operation and low earnings caused by excess in supply capacity, operation troubles, and inability to adjust to local business customers
Adopt a joint venture format, if necessary
Select the best partners
Each brings complementary competence
Manage risks

Raise Capacity with Careful Attention to Earnings


Solo investment has a risk of suboptimal use of optimal facility
Average capacity utilization rate
50%
50%
Sumitomo Metals
Partner
Joint investment enables to jumpstart at full operation of optimal facility
Average capacity utilization rate
Sumitomo Metals
100%
Partner

Manufacturing facilities have an optimal scale of capacity for operation based on engineering and economic factors. Full-capacity utilization of the appropriate scale is a key to be competitive in cost and quality. In case of seamless pipe, the optimal scale of manufacturing facility is 0.6 million tons p.a.

(Case 1) Forged Crankshafts Business
Progress in global development strategy is already evident

Forged crankshafts are a product market we identified at an early time for our overseas expansion program, using the joint venture format with the best partners we could team up with. This has already been successful.

We were early to respond to the market shift in demand to forged crankshafts for automotive engines, a change that resulted from motor vehicle assemblers assigning higher importance to more compact dimensions, better power output, and lighter weight (for less fuel consumption.) We established a company to produce forged crankshafts in Kentucky, the U.S. in the early 1990's. We started production and sales of crankshaft in Guangdong, China in 2004; by forming a joint venture with Germany's ThysseenKrupp, we were able to supply crankshafts to both Japanese and European motor vehicle companies that had expanded in China.

Subsequently, the second forging press line in China began operation in November 2007, while the operation in the U.S. will add the third line, which is under construction and scheduled to start up in January 2009. At present, we have an 8% global share, with operations in Japan (the Osaka Steel Works,) the U.S., and China. After the third line in the U.S. starts to produce, our global share can rise to above 10%. Furthermore, we are considering building another production base in Asia, to increase our capacity to 10 million units of crankshafts (equivalent to a 13% world share) by 2015.

Automotive Forged Crankshafts: Aiming global share of over 10%


Guangdong, China
Approx. 2.1 million units
Kentucky, U.S.A.
Approx. 2.7 million units
Osaka, Japan
Approx. 4.0 million units

Global share	5% (1990) ➡ 8% (2007) ➡ Target 10% or more

Seamless Pipe Supply Framework for the World's Oil and Gas Projects


Supply customers worldwide from Japan
Joint venture in Brazil
Supply customers in North America, West Africa and Middle East from Brazil
Ongoing drilling projects
VAM® threading service centers: 140

(Case 2) Seamless Pipe Project in Brazil

Global supply framework will complete to put us on the top of the world.

Seamless pipe for drilling in oil and gas development projects is called OCTG (Oil Country Tubular Goods.) This is one of Sumitomo Metals' most competitive products. In July 2007, we established a joint venture with Vallourec of France through its group company (Vallourec) to build an integrated steel plant to produce high-grade seamless pipe.

We have decided to build the plant in Brazil because it will serve as a good access point to growing markets in North America, West Africa, and the Middle East. In addition, Brazil has some advantages in procuring iron ore and other raw materials and in terms of railway, ports, and other infrastructure. Leveraging Vallourec's long experience in Brazil, Sumitomo Corporation's sales strength, and Sumitomo Metals' manufacturing technologies, we will build the best production facility for seamless pipe to be found anywhere. We and Vallourec have been cooperating for over 30 years in developing VAM®, premium joints that connect pipes. We are the ideal partners and enjoy mutual trust.

Sumitomo Metals and Vallourec have agreed to manufacture the optimal volume of 600,000 tons of seamless pipe and sell 300,000 tons each. This is an ideal form of joint venture that minimizes investment risks. For Sumitomo Metals, this business will complete our global supply system that will have bases in Japan and Brazil.

Seamless Pipe Joint Venture in Brazil: Each brings complementary competence.


SUMITOMO METALS
Manufacturing technology, quality control
Sumitomo Corporation
Global sales network
Brazil
Vallourec & Sumitomo Tubos do Brasil
Cutting-edge seamless pipe manufacturing facility
·Access to growth markets
·Manufacturing-related infrastructure (railway, ports, etc.)
vallourec
Over 50 years of experience in the pipe business in Brazil


Steel Sheet Joint Venture in Vietnam, with China Steel
Kashima
Wakayama
Slab
China Steel
Hot coil
Vietnam Project


Technical Assistance to Bhushan Steel's Orissa Project in India
New Delhi
Mumbai
Orissa Project

(Case 3) Steel Sheet Joint Venture in Vietnam, with China Steel

Expansion ahead in the ASEAN market with an ideal partner

Sumitomo Metals and China Steel Corporation (CSC) of Taiwan will form a joint venture in Vietnam to produce and sell steel sheets. This will be a base for production and sales of cold-rolled, surface-treated, and electromagnetic steel sheet in ASEAN countries, that have high growth potential. We aim to commence operation of the plant at the beginning of 2012. China Steel has been our partner since our collaboration in upstream operation began at the Wakayama Steel Works in 2003. The new venture will target sales to Japanese customers and customers of China Steel, minimizing business risks.

(Case 4) Providing Technical Assistance to Bhushan Steel's Orissa Project in India

Strengthening ties with a partner in a growth market

Bhushan Steel Limited is our customer and is in the steel sheet business in New Delhi and Mumbai, India. They are currently constructing an integrated steel works in the State of Orissa. We have agreed with Bhushan to participate in this business and to provide technical assistance. With the possibility of equity participation in mind as a means of further strengthening our partnership, we aim to raise our presence in the Indian market which has huge potential for our products.



Pipe & Tube


Manufacturing process


Products


Application

Steel Sheet, Plate, Titanium & Structural Steel


Manufacturing process


Products


Application

Railway, Automotive, Machinery Parts & Other Steel


Manufacturing process


Products


Application

Sales Composition by Region: Overseas sales ratio has increased.


Sales
¥1,744.5 billion
Other
9%
Sales
¥1,224.6 billion
Overseas sales ratio
26%
Asia* 17%
Japan
74%
11%
30%
59%
Overseas sales ratio
41%
02
07
(FY)

* China, South Korea, Southeast Asia, the Middle and Near East

The Company's core products are tubes and pipes used for energy development and transportation. Sumitomo Metals ranks top in the world in technical development capability, product quality, and diverse product offering. We have an unparalleled presence in the global high-end seamless pipe market. We are currently building a seamless pipe manufacturing base in Brazil to enhance Sumitomo Metals' global supply system.



Share of Total Sales
39%
Net Sales (¥ billion)
Operating Margin (%)
800
700
600
500
400
300
200
100
25
20
15
10
5
02 03 04 05 06 07 (FY)

Production is mainly focused on steel sheets for automotive applications, steel plates for the energy and shipbuilding industries, steel beams for construction, and titanium products. Our business is closely tied to the needs of our customers, with whom we have built a long-term relationship of trust. We are promoting the expansion in overseas markets where we intend to raise our presence.



Share of Total Sales
36%
Net Sales (¥ billion)
Operating Margin (%)
800
700
600
500
400
300
200
100
25
20
15
10
5
02 03 04 05 06 07 (FY)

Sumitomo Metals has a dominant presence supported by distinctive products. These include wheels and axles for rolling stock, in which we command a 100% market share in Japan, and automotive forged crankshafts, in which our global share is approximately 8%. Our subsidiaries are focusing on developing their own distinctive products: Sumitomo Metals (Kokura), Ltd. focuses on specialty steel bars and wire rods and Sumitomo Metals (Naoetsu), Ltd. on stainless precision rolled strips.



Share of Total Sales
18%
Net Sales (¥ billion)
Operating Margin (%)
350
300
250
200
150
100
50
12
9
6
3
02 03 04 05 06 07 (FY)

Sales Composition by Business Segment : Share of pipe & tube business has risen.



Sales
¥1,744.5 billion
7%
18%
36%
39%
Sales
¥1,224.6 billion
Other* 22%
Railway, Automotive, Machinery Parts & Other Steel 15%
Steel Sheet, Plate, Titanium & Structural Steel 44%
Pipe & Tube 19%
02
07
(FY)

* Engineering, electronics, others

Pipe & Tube Business

Our products are mainly used in the energy sector and for automobile manufacturing. Mainline seamless pipe products are used in natural gas development and high-efficiency power generation plants, thereby contributing to the prevention of global warming. By leveraging our technological capabilities, we will make our world-leading product line-up even more distinctive to create enhanced value.

Share of Total Sales



39%



Net Sales (¥ billion)
Operating Margin (%)
800
700
600
500
400
300
200
100
25
20
15
10
5
02
03
04
05
06
07

Sales Composition by Product (Value base)



Electric-resistance welded pipe and other businesses 26%
Seamless pipe 52%
Slab 15%
7%
Large-diameter welded steel pipe

High-Share Products

World Share	High-alloy OCTG	90%
	Stainless steel pipe for ultra super critical boilers for thermal power generation	80%
	SG tube for nuclear power plant boilers	33%

Demand growth and distinctive products lead to sustained high growth and high margins

Sales grew by 10.3% year on year to ¥674.5 billion in fiscal 2007. Backed by worldwide energy demand growth, segment sales have expanded significantly, with growth averaging 22% p.a. in the past five years (excluding the impact of changes in the scope of business.) The operating margin was 22.7% in fiscal 2007, similar to levels in the previous two years. We attribute the segment's margin expansion from 6.4% in 2002 to a significant improvement in the supply/demand balance and our international competitiveness. We expect to keep growing, against the backdrop of expanding medium-term energy demand and increasing awareness of environmental protection.

Strategies by product

[Seamless pipe]

We will accelerate distinctiveness in high-end seamless pipe used in oil and natural gas development and thermal power and nuclear power development.

World demand for oil, natural gas, coal, and other energy sources is expected to increase by about 2% a year in the medium-term. This signifies that global demand for oil well tubular will reach around 10 million tons a year in 2015. While approximately 70% of the market is for commodity-grade products, our business domains account for the remaining 30% of the market, with high-end products representing over 20% and super high-end products a little less than 10%. The latter two cate-

Value Creation Model

Value creation = [Market environment] Worldwide demand expansion + Higher-level quality requirements + [Sumitomo Metals' Strategies] Acceleration of distinctiveness + Enhancement of sales and manufacturing networks

	Acceleration of distinctiveness	Enhancement of sales and manufacturing networks
Pipe & tube business	• Most advanced technology in the world • Best product line-up in the world • Relationship of trust with customers	• Global supply system (including joint venture in Brazil)

gories represent 30% of the OCTG (Oil Country Tubular Goods) market in volume but approximately half of the market in terms of value, thanks to high pricing. We estimate that our sales can grow by around 4-10% a year in these categories, depending on the type of products. We have invested in the expansion of manufacturing capacity for super high-end oil well tubular, and operation started at the end of June 2008.

In addition to our technological edge and relationships based on trust with customers, Sumitomo Metals' core competence in the OCTG market includes VAM®, premium joints that connect pipes. The capability to manufacture and develop high-quality pipe joints is extremely important, as they are used to connect oil well tubes at a depth of several thousand meters below ground. Sumitomo Metals co-developed VAM® with Vallourec, and VAM® holds approximately 40% of the world market for premium joints.

We have invested in capacity expansion for high-grade pipes and tubes used in boilers for power generation, where we claim a dominant market share.

Pipes and tubes for boilers are another strategic area for us. In recent years, there has been a rise in construction of coal-fired power plants, where ultra super critical operations have become the mainstay, since they are most efficient in power generation and emit the least volume of CO_2. Sumitomo Metals has an 80% global share in super high-end boiler tubes and pipes, which can withstand ultra super critical conditions. We invested ¥6.5 billion in total and increased production capacity by 50% to 18,000 tons, primarily at the Steel Tube Works (Amagasaki,) from October 2007.

[Large-diameter welded steel pipe]

In large-diameter welded steel pipe, for which supply/demand is tight, we will expand mass production capacity of ultra high-strength line pipe.

Responding to growing demand for ultra high-strength line pipe that enables high-pressure, highly-efficient operation of pipelines and a reduction in construction costs, we are investing ¥10 billion in total for facility expansion mainly at the Kashima Steel Works. Facility expansion work is currently in progress, and completion is due in fiscal 2010.

Growing Business Opportunities: Worldwide energy demand



Million TOE
(tons of oil equivalent) p.a.
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1980
2000
2005
2007
2015 (Year)
Corres-ponding products
other
nuclear power
SG tube
coal
boiler tube
natural gas
seamless pipe
oil
large-diameter welded steel pipe

Source: IEA, World Energy Outlook 2007

Structure of Oil Well Tubular Market:
High-end products are main component on value basis. (Projected Market in 2015)



General products
High-end
Super high-end
Quantity
Value

Note: Company estimates

Steel Sheet, Plate, Titanium & Structural Steel Business

We are focusing on our distinctive products, such as steel sheets for automobile body parts and electric products as well as steel plates for energy-related applications such as marine rigs (offshore structures) and for the shipbuilding industry, large shaped steel beams, and titanium sheets for aircraft. We are concentrating on areas that are less sensitive to fluctuation in economic conditions.

Share of Total Sales


36%


Net Sales (¥ billion)
Operating Margin (%)
800
700
600
500
400
300
200
100
25
20
15
10
5
02
03
04
05
06
07
(FY)

Sales Composition by Product (Value base)


Titanium sheets, IPP and others
7%
16%
Steel sheets 51%
Steel plates 16%
Steel beams for construction materials

Customer Penetration Ratio & High-Share Products

	Steel sheet business: Customer penetration ratio*	81%
World Share	Steel plates for penstocks with over 590MPa strength	40%
	Pure titanium sheet for aircraft	Approx. 30%

Note: Company estimates

*Customer Penetration Ratio indicates the percentage of sales tonnage of products where we are the number one or number two supplier to customers. It is a substitute for our market share.

Sustained medium- and long-term growth trend but increasing impact of rising costs in short term

Against the backdrop of global market growth driven by economic development in emerging markets, sales increased by 9.2% from the previous year to ¥629.1 billion in fiscal 2007. The segment's average annual growth rate during the past five years (excluding the impact of changes in the scope of business) was 4%. Our operating margin, however, decreased for the second consecutive year to 11.4%. Major reasons were a delay in improving product selling prices to match rising freight and other costs and an increase in the depreciation burden associated with investments in blast furnace, Independent Power Producers (IPPs,) and other businesses. In this segment, we are aiming for stable and sustained growth by focusing on customers with whom we have relationships of trust based on excellent quality and service. Our profits may deteriorate in the short term at the time of cost increases. However, we will not attempt to seek short-term profit improvement by shifting to the strategy of increasing the sales ratio for commodity-grade products, for which prices can be raised immediately. Our focus on long-term value creation will thus remain unchanged. On a five-year basis, our operating margin has significantly improved from 5.6% in fiscal 2002 to 11.4% in fiscal 2007. We will endeavor to create an earnings structure that is more resilient to the downside.

Strategies by product

[Steel sheets]

We are focusing on high-grade steel sheets for automobiles and electric appliances. We

Value Creation Model

	Market environment	Sumitomo Metals' Strategies		
Value creation =	Worldwide demand expansion	+ Customers with long-term contracts (automotive, electric)	+ No.1 customer evaluation	+ Expansion into overseas growth markets

	Customers with long-term contracts (automotive, electric)	No.1 customer evaluation	Expansion into overseas growth markets
Steel Sheet, Plate, Titanium & Structural Steel Business	• **High quality and cost competitiveness** Investment and pursuit of full capacity utilization concept	• **Relationships of trust with customers** Provide quality, timely delivery, service, and solutions	• **Overseas expansion focused on growth markets, close location to customers.**

will gain customer satisfaction by making proposals concerning diverse issues extending from component processing to the structure of customers' end products.

We assign utmost importance to building relationships of trust with customers. We are engaged not only in services related to product sales but also making proposals for materials and components, "before services" that even involve proposals regarding the structure of final products, and "after services" to receive customer feedback on products after delivery. Through these services, we aim to strengthen our relationships based on sharing technologies and trust with customers. As a part of "before services," we have introduced a system whereby "visiting engineers" are dispatched to customers' sites, and work closely with our product development, manufacturing, sales, and engineering teams. Also, in "after services," we have pioneered the industry with a system that entails sending a roving quality squad to the manufacturing floor of customers' sites, which enables a systematic approach to obtain feedback on the use of our products. These efforts represent our campaign for Number One customer evaluation. We are also making proactive investments to respond to customers' quality requirements. A good example is our world's largest drop-weight test machine, a type of crash performance test device especially valuable for studying the strength of automotive vehicle structure.

[Steel plates]
We will accelerate distinctiveness by concentrating on the energy field.

In November 2007, our investment program for a 5% capacity expansion in high-end steel plates was completed. We are competitive, both in terms of supply capability and product quality, in high-grade steel plates that require sophisticated combination of high-level strength, toughness, and weldability. These products are used for marine rigs (offshore structures to be used for underwater drilling of oil and gas) or penstocks, an important component for hydroelectric power stations. We are the world's largest supplier of such steel plates used, for penstocks with over 590MPa strength, with an internally-estimated 40% global market share. We are recording steady sales to customers with whom we have established close relationships in connection with products such as penstocks, marine rigs, line pipes, tanks, and ships.

[Steel beams for construction materials]
Focus on high-function steel beams

Our high-function products include ultra-thick H-shape beams, fixed outer dimension H-shape beams, lightweight welded H-shape beams, and wide sheet piles. We are focusing on the overseas market, where growth is continuing, and on the domestic market, where demand is becoming more sophisticated based on considerations of large size, long life, earthquake resistance, and environmental issues. Our emphasis is on high-function products, where we do not compete much with Chinese and Korean manufacturers of general products.

[Titanium sheets]
Focus on the aircraft market

We boast the top share in pure titanium sheet for aircraft in Japan and estimate we have approximately 30% of the world market. We are promoting a strategy to further strengthen our position in the aircraft market.

Sales Structure of Steel Sheets (volume): Ratio of long-term transactions is rising



Other
32%
Long-term stable transactions for automobiles, electric machinery, etc.
68%
15%
85%
02
07
(FY)

Customer Penetration Ratio in Steel Sheet Business



85%
80%
75%
70%
02
03
04
05
06
07

Railway, Automotive, Machinery Parts & Other Steel Business

Main products are wheels and axles for railway use, forged crankshafts for automobiles and construction machinery, and high-grade specialty steel for automobiles. Our strengths lie in highly distinctive product line-ups, including railway wheels and axles, where we command a 100% market share in Japan, and forged crankshafts, where our global market share is approximately 8%.

Share of Total Sales



18%



Net Sales (¥ billion)
Operating Margin (%)
350
300
250
200
150
100
50
12
9
6
3
02
03
04
05
06
07
(FY)

Sales Composition by Product (Value base)



Railway wheels and axles
15%
27%
Stainless steel & other forged products
10%
Specialty steel bars and wire rods and related businesses
48%
Forged crankshaft

High-Share Products

World Share	High-speed railway wheels	30%
	Forged crankshafts	8%
Domestic Share	Railway wheels and axles	100%
	Railway forged steel brake disks	25%
	Large crankshafts for trucks and buses	75%

Note: Company estimates

Our strategy to accelerate distinctiveness has contributed to high growth.

Sales grew by 5.9% year on year to ¥318.7 billion in fiscal 2007. Backed by growth in automobile production and the expansion of high-speed railways in many countries, we have achieved a high growth rate of 11% a year on average during the past five years. The operating margin has also improved from 9% five years ago to 14%. In addition to a favorable market environment, we believe that our strategy of accelerating distinctiveness by means of focusing on our high-value-added products has been effective. We are currently continuing to make investments aimed at capturing medium-term growth opportunities in the railway and automotive markets. We are also striving for growth that exceeds the market growth rate.

Strategies by product

[Railway parts]

By leveraging our dominant share and strong track record in the Japanese market, we will increase our share in the growing world market.

Sumitomo Metals boasts a dominant share in the Japanese market for railway wheels and axles, and

Value Creation Model

		Market environment				Sumitomo Metals' Strategies		
Value creation	=	Worldwide demand expansion	+	Sophistication of quality requirement	+	Acceleration of distinctiveness	+	Improvement of manufacturing and sales networks

Product type	Acceleration of distinctiveness	Improvement of manufacturing and sales networks
Railway parts	• Develop products for higher operating speeds • Incorporate advanced functions	• Boost production capacity to expand global sales
Crankshafts	• Smaller, lighter products (demand shift from cast steel products to forged steel products) • Shorter delivery time	• Establish and enhance global tripolar production/sales organization • Invest in capacity expansion
Specialty steel bars and wire rods	• Focus on the automotive sector • Strengthen responsiveness to quality issues	• Invest in enhancing steelmaking quality

forged steel brake disks and drive units for rolling stock. We have responded squarely to Japanese customers' requests associated with the increasing speed of trains, quieter in-car and surrounding environments, and lighter and more reliable components. Specifically, we are attempting to differentiate our products by developing railcar tilting control technology, rocking prevention and control technology, and products such as ring damped wheels and lightweight wheels.

Supported by proven quality and reliability, we are increasing overseas sales. Our share of the worldwide forged wheel market is approximately 7% but in the wheel market for high-speed (230 km per hour or more) trains that require high quality, we rank Number One in quality and volume with an approximate 30% share in terms of outstanding number of rolling stock of high-speed trains.

To better establish and protect our position and grow further, we invested ¥2.0 billion in our Osaka Steel Works to boost its wheel output capacity by 20%, from 200,000 units a year to 240,000 units. It began operating at full capacity in March 2008.

[Forged crankshafts for automobiles]
We will strengthen the global tripolar supply system to expand market share

Two different types of material can be used for crankshafts. One is forged steel and the other is cast ductile iron. Today there is a shift in demand from cast crankshafts to forged crankshafts due to their more compact dimensions, better power output, and lighter weight (lower fuel consumption). We aim to achieve sales growth that exceeds the market average, by leveraging our technologies in forging and focusing on this trend.

In addition to our advanced product design capability, we also have the advantage of an integrated manufacturing system extending from materials to forging, heat treatment, and finishing. This enables us to respond to all the needs of customers while realizing short delivery times.

Currently, we are adding new production lines in China and the U.S. to expand our share of the global market. Together with the Osaka Steel Works, our total annual capacity on a tripolar basis (Japan, U.S., and China) will increase by 33% to 8.8 million units and give us the potential to capture more than 10% of the global market, up from the present 8%.

Furthermore, we are considering building another production base in Asia. In the world's growing market for crankshafts, our target is to increase our production capacity to 10 million units (equivalent to a 13% global share) by 2015.

[Specialty steel bars and wire rods]
We will ensure distinctiveness by improving quality through investments aimed at the innovation of steelmaking processes.

Approximately 90% of our specialty steel bars and wire rods are used by the automotive sector. Our main plant, Sumitomo Metals (Kokura), Ltd., is making capital expenditures to substantially improve steelmaking processes, completion of which is due at the end of fiscal 2009. As a result of this investment, we will outclass competitors in terms of quality and productivity. We will also expand corporate value by accelerating distinctiveness and improving profitability.

[Stainless steel]

Our strength lies in materials for gaskets for automobile engines and stainless steel beams for construction. We intend to expand sales by actively working to developing types of steel and applications for them.

Railway Wheel Production



(Thousands of units)
250
200
150
100
50
110
140
170
200
220
240
01
03
05
06
07
08
(Plan)
For overseas customers
For domestic customers
(FY)

Global Share in Automobile Crankshafts



(Millions of units)
(%)
80
70
60
50
40
30
20
10
More than 10%
10
8
6
4
2
90
95
00
05
07
(FY)
Global automobile production
Share in automobile crankshafts
Source: Japan Automobile Manufacturers Association, Inc.

Demand

World Crude Steel Production


(million tons)
1,600
1,400
1,200
1,000
800
600
400
200
0
88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07
Japan's production

Source: IISI

World Energy Demand


(million TOE)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
88
05
07
Oil
Natural Gas
Coal
Nuclear Power
Other

*TOE: Tons of Oil Equivalent Source: IEA, World Energy Outlook 2007

World Automobile Production


(million autos)
80
70
60
50
40
30
20
10
0
88 90 92 94 96 98 00 02 04 06 07

Source: Japan Automobile Manufacturers Association, Inc.

World Shipbuilding Completions


(Millions of universal gross tons)
60
50
40
30
20
10
0
88 90 92 94 96 98 00 02 04 06 07

Source: Shipbuilders' Association of Japan

Number of High-Speed Railway Trains in Operation in the World


(Rolling stock)
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
97
07
Europe
Asia ex. Japan
Japan

Note: Company estimates

Prices (metric ton-based)

(Price at the end of December)

OCTG in the U.S. (Casing, Heat Treated)
Spot price


(US$ / ton)
2,500
2,000
1,500
1,000
500
88 92 96 00 04 07
June

Source: Preston Pipe Report

Hot Strip Steel Sheets in Japan
Spot price


(¥ thousand / ton)
120
100
80
60
40
20
0
88 92 96 00 04 08
June

Source: Japan Metal Daily

H-Beams in Japan
Spot price


(¥thousand / ton)
120
100
80
60
40
20
0
88 92 96 00 04 07
June

Source: Japan Metal Daily

Iron Ore
Fine ore, Fe 64%


(US$ / ton)
85
70
60
45
30
15
0
88 92 96 00 04 08
June

Coal
Hard coking coal


(US$ / ton)
300
250
200
150
100
50
0
88 92 96 00 04 08
June

Freight Rates
Cape-size (Pacific)


(US$ / ton)
35
30
25
20
15
10
5
0
88 92 96 00 04 08
June

Comparison of Product Mix

(Weight base)

Sumitomo Metals' Product Mix in Comparison to Others by Country/Region


Pipe & tube
Sheets & plates
Construction materials, bars, rods & others
Sumitomo Metals
14%
67%
19%
Pipe, tube & others
Sheets & plates
Construction materials, bars, rods & semi-finished
Japan
9%
56%
35%
South Korea
10%
56%
34%
U.S.
6%
66%
28%
EU-15
9%
48%
43%
Other Europe
11%
30%
59%
China
8%
33%
59%
0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%

*For Sumitomo Metals, slabs, for steel sheets, sold to alliance partners are included in sheets & plates.

Note : Company estimates

1 We at Sumitomo Metals aim at raising corporate value with sustained growth that balances quality and scale, and while adhering to "Sumitomo's Business Spirit" and respecting Sumitomo Metals' history in manufacturing.

2 Resources that drive creation and growth of corporate value include "intangible assets" such as customer assets, human assets, technology assets, and organizational assets in addition to "tangible assets" such as physical assets and financial assets. We at Sumitomo Metals strive to grow both types of assets in order to improve and maximize corporate value.



Assets that Raise Corporate Value



Intangible assets
Tangible assets
Customers
Enhance Intangible Assets
Employees
Technology
Solid Operating Base
Physical
Financial
More than 100 years of Manufacturing Experience
Organization
Sumitomo's Business Spirit refined over 400 years


Customers
Employees
Technology
Physical
Financial
Organization

Sumitomo Metals' competitiveness is proven by the high evaluations given by, and the trust of, its customers. The Company seeks to raise its corporate value by producing the highest quality steel for customers, and by supplying solutions to issues that go beyond the work of merely selling steel.

Whatever the subject, explain patiently, over and over again (to our customers.)

Masatomo Sumitomo (1585-1652), founding father of the House of Sumitomo,
circa 1650 in a letter addressed to a retainer.

**Always persist in putting the interests of customers before anything else.
When a problem arises, please try to see things from their point of view first.**

Hosai Hyuga, President of Sumitomo Metals, in an appointment speech in 1962.

Becoming "Number One" in customer evaluation

Sumitomo Metals assigns great importance to customers who evaluate highly the quality of our products and our services, and who have long-term relationships built on trust with us. Some of these customers may not bring us a high margin of profit initially but they yield high profits for us over the medium to long term. In our steel sheet business, we aim to be number one or number two, and indispensable, as a supplier to users of specific products. We define the ratio of sales of which we are the number one or number two supplier to the customer as our "Customer Penetration Ratio," and we strive to maintain and improve this ratio.

Supplying solutions to problems

We seek to be indispensable to our customers as a source of greater corporate value for those customers. In that sense, we are not satisfied to build a simple relationship with our customers that is based merely on selling and purchasing steel. What we are doing to deserve a Number One rating by our customers is to contribute to all of their steel-related processes, from the stage of development of their products through the development of steel and subsequent production, processing and inventory warehousing – all that is needed for their manufacture of final products.

Our Steel Business Model: Deep involvement in assisting customers


Customers' business
Design & development
Purchasing
Processing center
Parts manufacturing
Final product manufacturing
Sales
Profit
Visiting engineers
Products
Roving Quality Squad
Roving Quality Squad
Sumitomo Metals' target model
Before service
Sales
After service
After service
Beyond selling our products, we assist customers in their business activities.
Customers' business
Design & development
Purchasing
Processing center
Parts manufacturing
Final product manufacturing
Sales
Profit
Products
General model
Sales

Customer Evaluation

"Before Service" Sumitomo Metals sends its own engineers to work with the customer's staff on product design and development. The visiting engineers are supported not only by our development force but also by our manufacturing, sales, and technical departments to assist the customer. Our intention in thus assisting customers before they start production using our materials is to share and thereby make the most of our technology on behalf of our customers, and build a solid foundation of mutual trust and sharing of techniques. We are the first company to provide this kind of "Before service" that includes organizational support. We are assisting major automotive customers by providing this service. The application technology that will be associated with the specific steel materials the customer intends to use is critically important. Sumitomo Metals is recognized as being in the top class regarding application technology for steel for automobile manufacturers.



Roving Quality Squad

"After Service" Part of our customer support scheme is what our "Roving Quality Squad" does. Besides arranging for our marketing persons to visit customers' production facilities, we send veterans in manufacturing to the point where our materials are being made into final products; they pay visits on a regular, scheduled basis, and provide on-the-spot advice when needed. We are assisting around 70% of our steel sheet customers by providing this service. This manner of working so closely with customers is part of the Sumitomo Metals corporate culture; it is a tradition with us.

We seek to forge lasting, close relationships with our customers by doing "something special" that goes beyond merely selling our products. And by providing solutions to customers, and becoming indispensable partners in increasing their corporate value, we cultivate our customers as valuable assets.

"SMICAT" We established Sumitomo Metal Industries' Center of Application Technology for Customers (SMICAT) to provide solutions for customer needs by leveraging the integrated technological abilities of Sumitomo Metals and its Group companies. Using processing, evaluation, simulation and other element technologies accumulated within the Sumitomo Metals Group, SMICAT has been developing steel products that meet specific customer requirements.

Recent Major Awards and Commendations from Customers

Year of award	Customer	Industry	Award name	Evaluated points for award
Fiscal 2007	Toyota Motor Kyushu, Inc.	Automotive	Excellent Quality Award	Quality of automotive steel sheets
	TTX Company (U.S.)	Railway	Excellent Supplier	Quality, cost, and delivery of railway wheels
	RasGas Company Limited (Qatar)	Energy	Trophy award	Quality and delivery of high-alloy OCTG
	Toyota Motor Corporation	Construction	Quality Award for Toyota Housing Corporation	Quality, cost, and delivery of lightweight welded H-beams
	DENSO Corporation	Automotive	Global Supplier Contribution Award	Delivery of bar-in-coils in North America
	Daihatsu Motor Co., Ltd.	Automotive	Technology Award	Assistance in developing high-tensile strength steel sheet welding simulation
	Hyundai Heavy Industries Co., Ltd. (South Korea)	Energy	Commemorative gift	Quality and delivery of steel plates for offshore structures
	Robroy Industries (U.S.)	Construction	Commemorative gift	Manufacturing technology and reliability of galvanized steel conduit tubes
	Mitsubishi Heavy Industries, Ltd.	Energy	Letter of Appreciation	Stable supply of steel materials for storage containers of spent nuclear fuel
	Shell EPA (Singapore)	Energy	Supplier of Year	Quality, delivery of OCTG
	Toyota Motor Corporation	Automotive	Letter of Appreciation	Achievement of annual target in quality control activity of bars and wire rods
	Toyota Motor Corporation	Automotive	Excellent Quality Award	Two consecutive years of zero quality claims for bars and wire rods
	JTEKT Corporation	Automotive	Excellent Quality Award	Three consecutive years of zero quality claims for bars and wire rods
	Toyota Motor Corporation	Automotive	Letter of Appreciation	Achievement of quality target for automotive steel sheets
	PPL Shipyard Pte. Ltd. (Singapore)	Energy	Commemorative gift	Development of steel plates for offshore structures
Fiscal 2008	Mitsubishi Electric Corporation	Electric	Commemorative gift	Delivery of steel sheets
	Toyota Motor Kyushu, Inc.	Automotive	Lexus Quality Award	Quality improvement of automotive steel sheets
	Toyota Motor Corporation	Automotive	Letter of Appreciation	Achievement of quality target for automotive steel sheets
	Toyota Motor Corporation	Construction	Quality Award for Toyota Housing Corporation	Quality, cost, and delivery of lightweight welded H-beams
	Mitsubishi Heavy Industries, Ltd.	Ship, Power generator	Special Award	Technology, quality, delivery, and cost reduction in manufacturing crankshafts
	Keppel FELS Ltd. (Singapore)	Energy	Commemorative gift	Stable supply of steel plates for offshore structures

Human Assets: The Individual Employee is The Basic Unit



Customers
Employees
Technology
Physical
Financial
Organization

We are making efforts to support our employees gain greater job satisfaction to work, so that they take pride in, and are dedicated to, what they do on the job.

Sumitomo shall appoint capable persons, whether young or old.
Saihei Hirose, First Director-General of Sumitomo.

The most important assignment one has is to find a successor and to determine when to hand over the work. This is the greatest task of all in our work.
Teigo Iba, Second Director-General of Sumitomo.

Overlooking the best talent is an eternal loss that is immeasurable. (Said in response to his subordinate's comments regarding taking too much time in hiring activities)
Masaya Suzuki, Third Director-General of Sumitomo.

Don't concentrate on money-making. First you have to become a respectable person.
Masatsune Ogura, Sixth Director-General of Sumitomo.

Handing down knowhow and techniques

The Sumitomo Metals Group had more than 39,000 employees at the end of fiscal 1999, and structural reforms since then have resulted in having about 25,000 employees at the end of fiscal 2003. Since 2003 we have continued to improve our sales per employee while also increasing our sales. The two major issues we encounter today are an imbalance in the age structure of our workforce, this resulting from a temporary freeze on new hiring, and the challenge of how to hand down knowhow and techniques to younger employees.

On the workshop floor, it is an absolute necessity that our workers be equipped with advanced, specialized knowledge and rich experience, so that they can maintain quality standards and keep productivity high. At Sumitomo Metals, around half of the employees at production sites are veterans aged over 50; in the near future, these workers will retire. Therefore, we have a major challenge in assuring that the knowledge and experience that has been accumulated over the duration of a long career is transmitted to the next generation of our employees.

To cope with this, we have developed methods to quantify the levels of skills employees should have for each position. We have tabulated the values work site by work site and used the results to draw a Work Site Skill Map. Making our requirements visible in this way will facilitate planning and implementing the development of our human resources.

Number of Employees and Sales per Employee



(Employees)
(¥ million)
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
70
60
50
40
30
20
10
0
99 00 01 02 03 04 05 06 07 (FY)
Number of employees
Sales per employee

Employee Composition by Age (As of March 31, 2008)



60's
20's 15%
30's 22%
40's 16%
50's 42%

Improve total skill levels of workgroups

We have been rehiring retirees to train younger employees, so that skills are retained and accumulated within the Company. We also engage in mid-career hiring, in addition to hiring new graduates, as a means of raising skill levels and improving the age structure of our workforce.

Improve total skill levels of individuals

Educational programs are in use at all levels of the Company, from the newly hired school graduates to top management. At the Kashima Human Resources Development Center, for example, we also conduct specialized training in factory automation technology, process control, hydraulics, and other technical subjects.

A start-up of new equipment is an opportunity to raise the abilities of young engineers and production managers. The Company is presently engaged in starting new production equipment at a number of sites. By deploying some of our younger employees there we are preparing them for roles in contributing to the medium- to long-term growth of the Company. When we send personnel to the start-up of new equipment, we are using that opportunity to develop personnel with managerial capabilities on a global basis.

Safety and Health

Safety is a fundamental element of management at Sumitomo Metals. We have clearly stated our policy for safety and health management policy, and have created arrangements to continuously raise our standards for safety and health management.

Sumitomo Metals was the first to introduce Kiken Yochi (KY; risk assessment) activities, which predict latent risks before operations take place and minimize operational risks, as well as systematic, hands-on safety training. These activities have now become widespread among many companies in Japan. We will continue to raise the level of our safety and health management standards, and to contribute to a higher level of safety and health management in Japanese industry as a whole.

We are also promoting health preservation programs for our employees, including a mental health care program. Welfare benefit programs have been improved in order to support an employee lifestyle that balances work and private life.

Human rights, and employment of the disadvantaged

Sumitomo Metals is pledged to respect basic human rights, to give due attention to the rights of workers, and to eliminate the use of forced and child labor. Our Group remains unified in its dedication to eliminating discrimination in Japan, having adopted this policy as early as 1979. As we have actively employed disadvantaged persons, their ratio to all our employees exceeds the requirement imposed by law.

Simulation of Total Skill Levels at the Kashima Steel Works


Quantitative Focus
Rehiring retirees
Hiring from diverse sources
Improve educational programs
(FY2003 = 100)
105
100
95
90
Rehiring plus new hiring
Only new hiring
No recruitment
03
04
05
06
07
08
(FY)

Improvement of Individuals' Skill Levels and Quick-Results Training of New Hires


Qualitative Focus
Train necessary skills by using Work Site Skill Map, from a long-term perspective
Improve educational programs
Skill level
Targeted skill levels of individuals
Raising skill levels
In case of conventional measures
Quick-results training of new hires
Years of continuous work experience

Sumitomo Metals Basic Policy for Safety and Health

[Principles]

1. To ensure the safety and health of employees that work in the Sumitomo Metals Group is the basis of development for the Company's business.
2. The Company shall continuously endeavor to ensure the safety and health of its employees in Sumitomo's Business Spirit of "respect for people," in accordance with the Company's policy – "Sumitomo Metals treasures people and technologies" – and in the way of thinking – "safety is the origin of the employees' welfare and the basis for any management" – that has been the long-cherished guideline for the Company's safety and health management.
3. The Company shall continue to contribute to society through safety and health, taking pride in a history in which the Company has played an advanced role in Japan's safety and health measures.
4. Continuous improvement resulting in the safety and health of the Sumitomo Metals Group shall be a universal target.


安



Technology Assets: Driver to Accelerate Distinctiveness


Customers
Enhance Intangible Assets
Employees
Technology
Solid Operating Base
Physical
Financial
Organization
Sumitomo's Business Spirit refined over 400 years

Sumitomo Metals' technology development contributes to the improvement of corporate value, while focusing on satisfying customers' needs and preserving the global environment.
Our technology development, manufacturing, and sales divisions operate in an integrated manner, and R&D resources are allocated intensively to our strong areas. This strategy has been highly effective as a driver to accelerate our distinctiveness.

Technology development that addresses customer needs : Ensuring our leading reputation among customers

Technology development, manufacturing and sales forces operate in an integrated manner and R&D is tailored to customer needs


R&D laboratories
Steel Works
Sales, service engineering
Before service
Material sales
After service
Enhance relationships based on trust with customers
Enhance the performance of steel materials
Provide solutions
Provide application technologies

Enhance the performance of steel materials and provide customer-centric application technologies and solutions

Highly-evaluated technology

Sumitomo Metals has received various awards for its technology and development from institutions and customers in the past five years.

Nikkei Production Grand Prize (2007)
The longest campaign life of Wakayama No.4 Blast Furnace

Okochi Memorial Grand Production Prize (2006)
New-generation technologies that realize high-quality, high-efficiency and environmentally friendly steel making process

Monodzukuri Nippon Grand Award/Prime Minister's Award (2007)
For the invention of manufacturing method of high-quality steel plates using nano-size particles.

National Commendation for Invention, Invention Prize (2007)
Development of mold flux for high-speed continuous casting


Blast furnace
Converter
RH furnace
(secondary refining)
Phosphorus removal furnace
Carbon removal furnace
Continuous caster

Major products for which Sumitomo Metals has 50-100% market share (Company estimates)

Domestic market share of 50% or more

- Railway wheels and axles
- Active suspention system for railway vehicles
- Steam generator tube for nuclear power generation
- Lightweight welded H-beams
- Excellent white painted steel sheets
- Railway couplers
- Crankshafts for trucks and buses

Global market share of 50% or more

- High-alloy OCTG
- Stainless boiler tubes for USC*2
- Speaker diaphragm (titanium)

Accelerating distinctiveness, R&D on high-end products

Enhance areas of strength



• Concentrated allocation of researchers, increase in speed
• Strategic focus on core technologies
• More use and application of external research resources
Area of strength
Energy
Area of strength
Automobiles

Environmentally-friendly technology development

The Corporate Research & Development Laboratories allocate approximately 80% of their R&D expenditure (approx. ¥14 billion) to areas related to global environmental preservation.



Other
·Eco-friendly products
·Energy-saving processes
Approx. 80%

Seamless pipe



Okochi Memorial Production Prize (2003)

National Commendation for Invention/ The Prize of the Minister of Economy (2005)

Development of manufacturing technology for new-generation, medium-sized seamless pipe

Steel Plate rolling

Hot rolling

Cold rolling

Hot-dip galvanizing

Seamless pipe



Steel plates



Steel sheet

Automobile steel sheet



National Commendation for Invention, Imperial Invention Prize (2008)

Development of super-high strength low-alloy steel oil country tubular goods (OCTG) for sour service

Ichimura Industrial Prize (2005)

Development of processing technology to promote the generation of protective rust for weatherproof steel plate

Ichimura Industrial Prize (2007)

Non-oriented electromagnetic steel sheet for high-efficiency motors

Steel sheet application technology



Crash box

Pipe & Tube Business' Operating Margin



2002
2007
0
5
10
15
20
25(%)

Steel Sheet, Plate, Titanium & Structual Steel Business' Operating Margin



2002
2007
0
5
10
15(%)

Award for Technology (2006)
High-tensile welding simulation

Award for Technology Development (2005)
"Dr. STAMP" *1

Award for Technology Development (2004)
New-type crash box

Award for Technology Development (2004)
Light-weight low-cost center pillar

*1 Dr. STAMP: New frictional testing method for stamping formability

- Steel sheet for hot-press use
- Materials for automotive crankshafts
- Titanium-made cathode drum for producing electrolytic copper foil

- Black Zn -Ni coated steel sheets
- Railway train gear units

%

- Bogie trucks for railways
- Steel plates for penstocks of 590MPa strength and over
- High-carbon steel sheets for CVT*3 belt elements

*2 USC: Ultra Super Critical conditions when temperature and pressure are higher than conventional levels in a boiler for thermal power generation
*3 CVT : Continuously Variable Transmission

Recent Awards Won for Important R&D Accomplishments

Upstream processes

The longest campaign life of Wakayama No.4 Blast Furnace

Nikkei Production Grand Prize (2007)

Developed inventive technology to overcome numerous challenges in nonstop operation of blast furnaces

Achieved the world record for duration of operation (26 years).*

(The initial operation period of 7 years was expected when the furnace began operation on February 23, 1982.)

*Based on Company research.



Normally a blast furnace operates nonstop for several years and operation is then suspended for a few months to reline the internal refractory. This normally costs approximately ¥20.0 billion in relining expenses as well as opportunity loss. Initially, the 4th blast furnace in the Wakayama Steel Works was scheduled to be relined after seven years of operation. However, thanks to the development of new technology, it has been running nonstop without relining for 26 years. This has contributed to cost reduction and environmental load reduction.

For the invention of manufacturing method of high quality steel plates using nano-size particles.

Monodzukuri Nippon Grand Award/Prime Minister's Award (2007)

Innovative slab-cooling continuous casting*1 technologies : Surface Structure Control Cooling (SSC) method

Established technology to prevent transverse cracking of high-grade steel plates caused by high-temperature embrittlement

(Elimination of inspection and conditioning process has led to higher productivity and energy efficiency)

Immediately after the slab leaves the mold, its surface is cooled rapidly (within about one minute) to about 800 degrees Celsius. Next, the heat is transferred from the inside, which then makes the surface microstructure less prone to crack, thanks to precipication of nano-size minute particles.


Continuous caster
molten steel
ladle
tundish
mold
torch cutter
slab
submerged nozzle
cooling water
roll
spray
solid steel
temperature
time
the past practice
900℃
the SCC method
the past practice easy to crack
the SCC method hard to crack

This technology contributes to a reduction in costs (higher yields and reduced use of rare metals) and manufacturing lead time (approximately 15%) for tough steel plates used in marine rigs and other equipment.

*1 The process of manufacturing slab, parent material of rolled products, by solidifying molten steel.

Energy Area

Development of super-high strength low-alloy steel oil country tubular goods (OCTG) for sour service

National Commendation for Invention, Imperial Invention Prize (2008)

Established new material design method that provides high-strength and improved sour resistance for OCTG*1

(1) Control forms of non-metallic inclusions, (2) reduce transfer density within the steel, (3) control forms of deposits (carbide)

Succeeded in yielding as high as 125ksi in OCTG for sour service

<Historical record was 110ksi (758MPa)>

*1 In highly-corrosive oil wells containing high levels of hydrogen sulfide, embrittlement caused by the absorption of hydrogen sulfide in steel, called sulfide stress cracking (SSC), can occur.


platform
OCTG
Crude oil layer 1,000~4,000m
Natural gas is extracted from deep, highly-corrosive natural gas sour wells (3,000 meters depth or more.)

Natural gas is a cleaner energy source that emits less CO_2.
In the drilling fields, the deeper the well is, the more corrosive is its environment*2

Sumitomo Metals is the world's only supplier of OCTG for oil wells high in hydrogen sulfide, with steel tubes as high as 125ksi (862MPa) in strength

*2 Hydrogen sulfide partial pressure of approximately 0.03 atmosphere

R&D Expenses, Technology and Quality Awards, and Commendations from Customers

R&D Expenses


(¥billion)
30
20
10
0
13.5
13.5
14.7
16.4
18.7
20.1
23.0
02
03
04
05
06
07
08
(FY)
(Plan)

Number of Technology and Quality Awards, and Commendations from Customers


20
15
10
5
0
13
18
15
15
12
15
7
2
1
11
2
7
3
3
2
8
4
1
6
4
1
7
5
1
02
03
04
05
06
07
(FY)
Railway
Energy
Automotive
Other

Organizational Assets:
Benefits of Inheriting "Sumitomo's Business Spirit" and "Sumitomo Metals' History in Manufacturing"


Intangible assets
Tangible assets
Customers
Employees
Technology
Solid Operating Base
Physical
Financial
Organization

**At Sumitomo Metals, we count our corporate culture, management philosophy, and functional organization as major components of what we call our organizational assets that contribute to our corporate value.
The most important organizational assets are Sumitomo's Business Spirit, which has evolved and been refined over the span of 400 years, and Sumitomo Metals' history in manufacturing, which has a record of accomplishment that is 100 years old.**

Sumitomo's Business Spirit is in our corporate DNA that is passed on to future generations

The first page in the history of the Sumitomo Group is devoted to when Masatomo Sumitomo opened his own business, in Kyoto in the 1620s. As a member of the Sumitomo Group, we have inherited the original entrepreneurship from that time, and much more derived from that and add to it over the past 400 years. Sumitomo's Business Spirit, embodying the principles of the first Sumitomo business, includes elements of corporate governance, compliance, risk management, and corporate social responsibility.

Sumitomo's Business Spirit

Whenever we launched a new business, I have always thought about whether it was ethical conduct or not. That was exactly why things worked out well. I urge my junior people to also stick to this principle.

Masatsune Ogura, Sixth Director-General of Sumitomo, in a resignation address in 1941.

A man of noble character esteems wealth, and is scrupulous in seeking the way to acquire it.

Personal motto of Teigo Iba, appointed Second Director-General of Sumitomo in 1900.

**Sumitomo shall manage its activities with foresight and flexibility in order to cope effectively with the changing times.
Under no circumstances, however, shall it pursue easy gains or act imprudently.**

Business Principles from the Rules Governing the House of Sumitomo, 1891.

Sumitomo's businesses must benefit not only Sumitomo itself but the nation and society as well.

Teigo Iba, Second Director-General of Sumitomo, in an appointment speech in 1900.

Organizational Assets: Our Approach to Corporate Governance

Sumitomo's Business Spirit and governance

Sumitomo Metals, as a member of the Sumitomo Group, has gone about its business with dedication to the proper and true maintenance of Sumitomo traditions, and with an emphasis given to "place prime importance on sound management," "refrain from pursuing easy gains," and "benefit the nation and society." We have done two things to achieve a sustained increase in corporate value based on Sumitomo's Business Spirit. First, we have ensured that our decision-making, execution of business, and oversight are all performed as they should be. Second, we have improved corporate governance to ensure law-abiding management practices, improved efficiency, and heightened transparency.

General meeting of shareholders

The general meeting of our shareholders is a valuable opportunity to properly provide shareholders with information regarding their interests and to listen to their views on our management. This year, we held our meeting on June 19, 2008, a day that did not coincide with the annual peak for Japanese annual meetings, in order to facilitate attendance by as many shareholders as possible. We welcomed 1,193 shareholders to our meeting, a level approaching last year's record high. We received many questions and opinions from them.

Decision-making and business execution

Important decisions related to management of our corporate group are discussed at the Management Council (generally, convened twice monthly) and then at the Board Meeting (generally, held once a month). Each executive officer controls the operations of his assigned department, according to decisions of the Board. We have a lean organization; there are only ten directors, and 27 executive officers some of whom are concurrently directors. When we adopted the executive officer system, in 1999, we reduced the number of directors from 38 in the prior year to ten. This enabled us to clarify lines of responsibility, streamline decision-making, and achieve deeper discussions at the Board Meetings. Sumitomo Metals endeavors to raise its corporate value from a long-term viewpoint, but in order to ensure transparency with regard to responsibility during any given business year, we have limited the term of office of our directors to one year, since 2006.



Shareholders' Meeting
Decision-making and Supervision
Board of Directors
Personnel Committee
Auditing
Corporate Auditors
Board of Corporate Auditors
Accounting Auditor
Business Execution
Chairman
President
Executive Officers
Management Council
Risk Management Council
Compliance Committee
Environment Committee
Information Security Committee
Crisis Management Committee
Group Company Management Council
Head Office/ Corporate Research & Development Laboratories
[Companies]
Steel Sheet, Plate, Titanium & Structural Steel Company
Pipe & Tube Company
Railway, Automotive & Machinery Parts Company
Engineering Company

Auditing

To provide oversight of our management activities, we have adopted an auditor system consistent with the Corporate Law of Japan. A majority of our auditors, three out of a total of five, are outside auditors. Each auditor ensures that internal controls satisfy the requirements of the Corporate Law. The term of office of auditors is four years, and outside auditors have no vested interests in the Company.

The Internal Auditing Department audits the business operations of the Company and major Group companies in Japan and overseas.

Auditing of our accounts and financial statements is done by Deloitte Touche Tohmatsu-Japan. There is an ongoing process of exchange of information between this certified public accountant, our auditors, and our Internal Auditing Department in connection with audit planning, implementation, reporting and follow-up measures.

Internal controls

Sumitomo Metals strives to improve its internal control systems so as to ensure optimum performance of all activities.

(1) Arrangements for decision-making and supervising function by the Board of Directors

Sumitomo Metals has adopted the executive officer system. Important managerial issues are first reviewed by the Management Council and presented to the Board for its decision. Candidates for appointment to the Board are screened by the Personnel Committee, which reports to the Board.

(2) Arrangements for management of risk of loss

Sumitomo Metals has established in-house pre-crisis prevention and post-crisis management procedures.

(3) Arrangements for business execution

The Internal Auditing Department supervises business activities to assure that the activities of the business operations conform to requirements in relevant laws and regulations as well as to the Articles of Incorporation and the Compliance Program.

(4) Arrangements to assure proper activities by the Group companies

Major Group companies are required to consult with and report to the Company on important decisions in order to promote group management. In addition, the Company's Internal Auditing Department conducts audits of Group companies.

Remuneration Paid to Directors and Corporate Auditors

	Number at year-end	Payment in fiscal 2007	Basis
Directors	10	¥733 million	Limit fo[illegible]nthly compe[illegible]tion:
Auditors	5	¥147 million	¥80 mi[illegible]n for directors and
Total	15	¥880 million	¥15 mi[illegible]n for auditors
(Of which outside auditors)	(3)	(¥41 million)	

Dialogues with the Investment Community, Including Shareholders

Sumitomo Metals conducts a wide range of investor relations activities, so that shareholders and other investors can understand actual conditions, policies, and practices of the Company.

We supply corporate information needed for investment decision-making timely and accurately. For example, all important disclosures are made in both Japanese and English at the Company's website on the day of disclosure. We endeavor to provide information fairly and widely.

For institutional investors, we hold conferences and welcome them on tours of production facilities. In particular, during fiscal 2007 we provided a tour and presentation at Sumitomo Metals (Kokura), Ltd., which manufactures specialty steel bars and rods. In 2008, we organized a plant tour and presentation at the Steel Tube Works in Amagasaki, where we make high-end seamless pipes. We also frequently meet with institutional investors individually, and four times a year we invite them to results briefings. Through activity such as this we strive to provide information in a timely and appropriate manner.

For individual investors as well, we provide factory visits and hold other events. During fiscal 2007, investors visited four of our steel works. In all, 750 persons accepted our invitation and joined in these tours. During fiscal 2008 we intend to invite 1,200 persons on such tours.



Plant tours for our shareholders
(The hot strip mill at the Kashima Steel Works)

Organizational Assets: Compliance and Risk Management

Compliance measures

Compliance is a crucial precondition for corporate sustainability. What is essential for compliance is the making of rules and developing knowledge and awareness of those rules on the part of the related people. As expressed in "A man of noble character esteems wealth, and is scrupulous in seeking the way to acquire it," quoted earlier, the importance of compliance is well established in Sumitomo's tradition. As a recent move to maintain that tradition, we have formed a Compliance Committee, which is charged with ensuring that our Compliance Program functions as it should. We have also formulated the Sumitomo Metals Corporate Code of Conduct and clarified the importance of legal compliance and respect for corporate ethics.

In order to ensure all employees are thoroughly grounded in matters related to compliance under the system and rules set above, the Company also set up the Compliance Consultation Office. Moreover, we have taken steps to have our Group companies adopt compliance programs, each at an appropriate scale relative to that at Sumitomo Metals. Besides what we do by way of compliance-related training and education for executives and employees, we designate October and November of each year for the enhancement and thorough promotion of compliance. We expect all of our people to be carrying a Compliance Card that we distribute, and we invite everyone to sign and submit a Compliance Pledge. By these means we are working hard to ensure a high level of awareness of the importance of compliance.

Rule

Sumitomo Metals Corporate Code of Conduct

Organization

Compliance Committee

Compliance Manual	Compliance Pledge
Education	Monitoring by auditor
Compliance Card	Providing access to counseling

Risk Management

Routine Measures

The Sumitomo Metals Group has developed countermeasures for risks that can be anticipated in connection with our conduct of business, and is prepared for risk management to minimize damage in the event that a risk materializes. The Risk Management Conference (chaired by the president) deals with the identification and analysis of risk, formulates basic policy for risk management, and provides leadership and oversight for each risk type and each department of the Company. Each department also manages risks, according to the policy formulated at the Risk Management Conference. For the particularly important categories of compliance risk, environmental risk, and information security risk, subcommittees have been established.

Dealing With Emergencies

In the event of a large-scale natural disaster, a major accident, or a serious crime, a Crisis Management Committee will be immediately constituted (with the president as its head,) and arrangements have been prepared to enable it to function immediately in response.

We have prepared a manual of procedures to follow in the event of a major earthquake or tsunami. We are also preparing plans to minimize the impact of such events on society in general and our customers, by means of arrangements for a Recovery Headquarters, by preparing firefighting and other equipment, and by drafting guidelines for action, so that we can continue operations after a major earthquake.

Board of Directors, Auditors and Accounting Auditors

Directors



Hiroshi Shimozuma
Representative Director
(Chairman)



Hiroshi Tomono
Representative Director
(President)



Tsutomu Ando
Representative Director
(Executive Vice President)

Responsible for Steel Sales & Production Administration Department, Project Development, Branch Offices/Overseas Offices, and sales activities in all internal companies. General Manager of Osaka Head Office



Fumio Hombe
Representative Director
(Executive Vice President)

Responsible for Corporate Planning Department, Internal Auditing Department, Treasury Department, Public Relations & Investor Relations Department, General Affairs Department, Legal Department, Personnel & Industrial Relations Department, and Safety & Health Department



Yasuyuki Tozaki
Director
(Executive Vice President)

Responsible for Environment Department, Technology & Quality Administration & Planning Department, Blast Furnace Project Department, Intellectual Property Department, Corporate Research & Development Laboratories, Center of Application Technology for Customers, and technology in all internal companies

Auditors



Shigeru Sakurai
Standing Corporate Auditor



Kitaro Yoshida
Standing Corporate Auditor



Shogo Takai
Corporate Auditor
Attorney



Eiji Asada
Corporate Auditor
Certified Public Accountant



Keiichi Murakami
Corporate Auditor
Attorney, Distinguished Visiting Professor of Doshisha University Law School

As Corporate Auditors, we verify whether corporate governance is functioning effectively, the basis of the Company's sustained growth, by auditing the execution of duties by the Directors. At present, there are five Corporate Auditors, comprising two Standing (full-time) Corporate Auditors and three part-time outside Corporate Auditors, and we carry out audits in accordance with the "Auditing Rules" determined by the Board of Corporate Auditors. Recently, we have also been conducting audits focusing on whether decisions made by Directors are considered reasonable as business judgments and whether the internal control systems that Directors have developed are appropriate and work effectively. In addition, we are highly interested in how the decisions made by the Board of Directors are implemented and yield results.

Furthermore, we cooperate with the Internal Auditing Department. We also communicate closely with the accounting auditor (Deloitte Touche Tohmatsu-Japan,) verify the independence and quality of their audits, and evaluate the appropriateness of auditing methods and results.

Outside Corporate Auditors receive full explanation and reporting on managerial issues from Standing Corporate Auditors at meetings of the Board of Corporate Auditors and make sincere efforts to give their candid opinions as outside auditors at meetings of the Board of Directors. In addition, outside Corporate Auditors join with Standing Corporate Auditors in conducting regular interviews with Directors as well as visits to plants and subsidiaries to conduct audits, and thereby endeavor to understand the current status and direction of the Company.

Shogo Takai
Outside Corporate Auditor



Yasuo Imai
Director
(Executive Vice President)
President of Pipe & Tube Company



Syuichiro Kozuka
Director
(Senior Managing Executive Officer)
Responsible for General Affairs Department, Legal Department, Personnel & Industrial Relations Department, and Safety & Health Department



Yoshinari Ishizuka
Director
(Senior Managing Executive Officer)
Responsible for Treasury Department and Public Relations & Investor Relations Department



Kouji Morita
Director
(Senior Managing Executive Officer)
President of Railway, Automotive & Machinery Parts Company



Ichiro Miyasaka
Director
(Senior Managing Executive Officer)
President of Steel Sheet, Plate Titanium & Structural Steel Company

Accounting Auditors



Osami Yoshida
Certified Public Accountant
Engagement Partner
Deloitte Touche
Tohmatsu-Japan



Yukitaka Maruchi
Certified Public Accountant
Engagement Partner
Deloitte Touche
Tohmatsu-Japan



Tsuguo Ito
Certified Public Accountant
Engagement Partner
Deloitte Touche
Tohmatsu-Japan

Based on our mission and duty as Certified Public Accountants (CPA) and our management philosophy that states, "Ensure fairness within our economic society and take the lead in contributing to its development," Deloitte Touche Tohmatsu-Japan is reaffirming its social mission and responsibility and putting the greatest priority on quality in all its operations, guided by the slogan "Quality first."

We endeavor to constantly listen to the views of the public and to ensure independence, probably one of the most important principles a CPA should observe. We also endeavor to ensure integrity, an approach that all professionals should naturally have. By observing these principles, we will continue to strive to carry out accurate audits that satisfy the expectations of all stakeholders and work to meet the needs of society.

Corporate Social Responsibility

Providing service to society is at the core of Sumitomo's Business Spirit.
At Sumitomo, we make direct approaches to environmental issues,
and have a track record of utilizing technology to resolve problems.
This is an intrinsic quality of Sumitomo Metals management – part of our corporate DNA.

I will devote myself to encouraging a new industry and share profits with tens of millions of people.

Saihei Hirose, First Director-General of Sumitomo.

Sumitomo's businesses must benefit not only Sumitomo itself but the nation and society as well.

Teigo Iba, Second Director-General of Sumitomo.

Sumitomo must return the entire mountain area around Besshi to its former lush natural state.

Teigo Iba, Second Director-General of Sumitomo.

A History of Sensitivity to the Environment, and Mobilizing Technology for Environmental Challenges

Sumitomo has a history of silvicultural activities that date to early years of Japan's modern period. The second Director-General of Sumitomo, Teigo Iba, relocated the copper refinery that had been at the Besshi Copper Mine, in Ehime Prefecture, to a littoral location on Shisaka Island in order to prevent harm to residents in the area of the refinery. Trees were planted to replace those that had been lost due to smoke from the refinery, and today the mountain slopes are covered with a splendid cover of forest. Technological development subsequently yielded a method of processing harmful sulphates that were a byproduct of refining. The use of technology to protect the environment, and to solve environmental problems, is a tradition at Sumitomo.

Before afforestation (1881)



(Sumitomo Historical Archives)

After afforestation (2003)



(Sumitomo Forestry Co., Ltd.)

Making a Global Contribution to Preserving the Environment:
Part of Sumitomo Metals Management Strategy

Our products make an improved and greatest feasible contribution to preservation of the environment. This is our basic policy.

Technological development with an environment-friendly orientation:
80% of R&D expenses for the Corporate Research & Development Laboratories is devoted to environment-related matters

Lighter motor vehicles	Environmental load reduction	Clean energy	Energy conservation
● Steel sheets for hot-press use ● Hydro-forming technology	● Lead-free machining steel ● Chromium-free surface-treated steel sheets	● Pipe for developing natural gas* ● Materials for nuclear power station ● Steam generator heat exchanger pipes ● Materials for high-efficiency power generation ● Stainless steel sheets for fuel cell separators	● Energy-saving methods in steel manufacturing processes ● Steel tubes for LNG transport ● Electromagnetic steel sheets for motors*

*Note: For details see "Technology Assets," p. 39-42.

Environment-friendly manufacturing processes for sharp reductions in environmental load

Reducing carbon footprints

Production of crude steel by Sumitomo Metals in fiscal 2007 was 13.62 million tons, up 20% from the amount in fiscal 1990. In sharp contrast to this increase, our efforts at reducing CO_2 production resulted in a 3.6% decrease during the same period, to 26.6 million tons. Our emission of CO_2 per ton crude steel was 1.95 tons – 20% less than it had been in fiscal 1990.

Ongoing efforts at increasing energy efficiency

Our energy consumption per ton crude steel in fiscal 2007 was 21% less than it had been in fiscal 1990 and was one of the lowest of all integrated steel producers in the world.

Total and Unit CO_2 Emission



Million tons of CO2
Tons of CO2 / ton of crude steel
30
25
20
15
10
5
0
3.0
2.5
2.0
1.5
1.0
0.5
0.0
90
95
00
05
06
07 (FY)
CO2 emissions generated by energy sources
CO2 emission per unit of production

20% reduction in unit CO_2 emission from fiscal 1990 to fiscal 2007

Total and Unit Energy Consumption



peta joule (PJ)
giga joule (GJ) / ton of crude steel
330
320
310
300
290
280
270
30
25
20
15
10
5
0
90
95
00
05
06
07 (FY)
Energy consumption
Energy consumption per unit

21% reduction in unit energy consumption from fiscal 1990 to fiscal 2007

We are building a blast furnace in Brazil that will emit virtually no CO_2

With our joint venture partner Vallourec we are building a blast furnace in Minas Gerais State, Brazil, for production of seamless pipe. Completion is scheduled for 2010. This furnace will utilize charcoal made from eucalyptus wood, purchased by means of a contract with local plantation owners, as a reduction agent. The lifetime amount of CO_2 that is absorbed by eucalyptus trees we are to purchase is calculated to be equivalent to the amount of CO_2 that is to be emitted by the furnace.

Sumitomo Metals is a large-scale recycler

Since the beginning of the 1990's we have endeavored to recycle our by-products to the greatest extent that is feasible. Disposal of waste is now down to 116,000 tons a year, 84% less than it was in fiscal 1990, and our recycle ratio is 98%.

Waste Disposal Volume and the Recycle Ratio


peta joule (PJ)
giga joule (GJ) / ton of crude steel
330
320
310
300
290
280
270
30
25
20
15
10
5
0
90
95
00
05
06
07 (FY)
Energy consumption
Energy consumption per unit
84% reduction in waste disposal volume from fiscal 1990 to fiscal 2007

Lighter weight and higher performance are making our products more eco-friendly.

Our calculation is that the reduction in CO_2 emissions made possible by our products is 120 million tons a year, greatly exceeding our own emission (about 26.6 million tons a year).

Through a wide variety of our products, Sumitomo Metals is contributing to the development of environment-friendly products made by our customers. The most important of these products from Sumitomo Metals that serve to reduce the burden on the environment are pipes that make development of natural gas resources possible, boiler tubes for high-efficiency power generation plants, and lightweight steel for automobile bodies. In particular, natural gas is an energy with relatively low environmental load. These products, collectively, account for a large share of our total sales.


CO2 emission
CO2 generated in Manufacturing Processes
FY2007
40
20
0
-20
-40
-60
-80
-100
-120
26.6 million tons p.a.
120.0 million tons p.a.

Automotive

Sumiquench: quench-hardenable steel sheet for hot pressing

We can produce steel sheet that is formed by stamping in a press and given high tensile strength at the same time, by presswork processing sheets that have been heated to 900°C. This process has enabled production of high-tensile strength steel for automotive body parts, rated at 1,000MPa or higher, possible for the first time. This product, used for collision-absorbing parts for vehicle doors, has 30% greater tensile strength and is 10% less in weight than the parts it can replace. Application of this is expected to expand to include other auto parts.



Electromagnetic steel sheets for high-performance motors

We have developed electromagnetic steel sheet that has outstanding magnetic properties and is very workable, making it ideal for use in hybrid automobiles and as the iron core of air conditioner motors. This new material, the SXH Series, improves motor efficiency and lowers CO_2 emission. During fiscal 2007, it earned the Ichimura Industrial Prize for our company.



Used in drive motors for hybrid vehicles

High-performance crash box

Developed jointly by us and the Toyoda Iron Works Co., Ltd. this high-performance crash box has the highest energy-absorption capability of all similar products available in the industry and has contributed to make vehicles lighter. At the time of a collision, the crash box collapses like an accordion, absorbing the energy of impact and increasing the safety of vehicle passengers. It has been adopted for use in Toyota Motor's Vitz (also called Yaris) hatchback.


Crash Box
Front-side Bumper
Bumper Stiffener
Before collision
After collision

Energy Development

High-performance heat-resistant materials for power generation

We have a global market share of 80% for super high-end boiler tubes; these products make higher efficiency possible at thermal power generation plants where the new type of ultra-supercritical power boiler is used. These boilers, which operate under conditions of very high pressure and very high temperature, increase the efficiency of generation and reduce CO_2 emission.



Fatigue crack arrester steel for welded structure (FCA-W)

We have developed a type of steel plates that contradicts what has been common knowledge in the industry, in that fatigue resistance at welds is uniform no matter what steel materials are used. This product is suitable for LNG carriers, where it contributes to lighter vessel tonnage and longer vessel life.



High-strength, low-alloy corrosion-resistant oil pipe and high-alloy oil pipe

As an energy source, natural gas when used for power generation releases less CO_2 than petroleum does. At many gas fields drilling sites, however, the environment is more corrosive than those for crude oil, creating a need for special pipe. Also, conditions become increasingly corrosive as drilling advances deeper; Sumitomo Metals is the sole supplier of pipe that has the extra strength and high resistance to the effects of hydrogen sulfide needed for these situations. (For details, see p.42.)



How Sumitomo Metals is evaluated outside the Company

We became the first steel maker to merit the top environmental rating by the Development Bank of Japan

In June 2008, for the second consecutive year, Sumitomo Metals received a Development Bank of Japan (DBJ) loan based on it being rated at the highest grade in the DBJ's four-grade environmental rating schedule: "companies with particularly impressive environmental programs."

Sumitomo Metals is the first steelmaker to merit the highest score in the Bank's environmental rating system. This distinction made it possible for the Company to obtain a loan with preferential conditions.

We were the only steelmaker to be selected by Carbon Disclosure Project (CDP)

CDP is an organization in which 315 institutional investors worldwide have participated to select companies that show excellent endeavors concerning the prevention of global warming. In 2007, Sumitomo Metals was selected as one of 68 "Best in class" companies among the FT500*. We were the only steelmaker to be selected.

* The FT 500 is a list of the world's largest 500 listed companies in terms of market capitalization.


Carbon Disclosure Project
Report 2007
Global FT500

Metals to woods: Continuing our silvicultural tradition

Creating a True Forest of 500,000 Trees

At the site of what was the Hachinohe limestone mine, operated by our subsidiary, Sumimetal Mining, we are sponsoring the Tree-planting Festival with a wish to make the forest survive as a habitat for Kamoshika (wild serow) in the future. This is an annual event which calls for planting 500,000 trees of 30 broadleaf species that are native to the area, such as Konara oak and Mizunara water oak, over a ten-year period. The project was begun in 2005, and on the occasion of the fiscal 2008 festival, 1,030 area residents and Sumitomo employees joined in planting 12,000 trees. During fiscal 2008 we plan to reach 30,000 as the total number of trees we have planted.



Contributing to our community

At each location where we have production activities we open our facilities for tours by primary and middle school students and adult residents of the vicinity. During fiscal 2007 about 40,000 persons participated in these tours. In these communities we are also active in organizing and supporting clean-up campaigns, sports training events and various volunteer activities including local festivals, as additional aspects of our efforts to make desirable contributions to our communities.

Also, the Kashima Antlers professional soccer team, originated in Sumitomo Metals' own in-house soccer team, is helping this sport gain popularity in Japan by being one of the top teams in the J. League.



11 Year Financial Performance

	FY1997 March 31, 1998	FY1998 March 31, 1999	FY1999 March 31, 2000	FY2000 March 31, 2001
	Unit: Millions of yen			
Operating Results:				
Net sales	1,469,417	1,347,004	1,424,104	1,497,641
Operating profit	98,670	12,426	9,300	90,598
Recurring profit*1	40,727	−64,950	−63,791	23,626
Income before income taxes and minority interests	4,697	−86,520	−212,990	20,777
Net income	4,013	−69,469	−145,124	5,836
Capital expenditures on property, plant and equipment (Construction base)*2	128,900	137,300	106,600	77,000
Depreciation of property, plant and equipment*2	119,400	119,700	146,800	132,200
Research and development expenses*3	26,500	22,500	23,989	20,980
Financial Position:				
Total assets	2,493,343	2,720,513	2,774,496	2,733,114
Shareholders' equity: Total equity − Minority interests	535,986	502,249	341,598	368,116
Total equity	565,855	530,197	389,659	415,620
Debt*4	1,384,209	1,673,336	1,882,335	1,780,694
Cash Flows*5:				
Operating cash flow	—	—	46,711	158,721
Investing cash flow	—	—	−80,516	9,982
Financing cash flow	—	—	−101,028	−142,602
Free cash flow	—	—	−33,804	168,704
Cash and cash equivalent at end of year	—	—	79,274	101,092
Amounts per Share of Common Stock	Unit: Yen			
Net income	1.28	−20.59	−39.95	1.61
Dividend (yen / year)	3.0	0	0	0
Financial Index:	Unit: %			
Operating profit margin (ROS)	6.7	0.9	0.7	6.0
Return on assets (ROA)*6: Recurring profit before interest payment / Total assets (yearly average)	3.1	−1.1	−0.9	2.2
Return on equity (ROE)*6: Net income / Shareholders' equity (yearly average)	0.7	−13.4	−34.4	1.6
Equity ratio: Shareholders' equity / Total assets	21.5	18.5	12.3	13.5
	Unit: Times			
Debt to equity ratio: Debt / Shareholders' equity	2.58	3.33	5.51	4.84
Price earning ratio (PER): Share price / Net income per share	172.7	—	—	44.1
	Unit: Billions of yen			
Market capitalization at end of year	695.1	519.4	290.5	257.8
	Unit: Millions of shares			
Number of shares issued at year end (including treasury shares)	3,145.5	3,632.2	3,632.2	3,632.2
	Unit: Yen			
Share price at end of year	221	143	80	71

Note: The amounts stated on pages 55 and 56 are rounded down to the nearest million, based on Japanese GAAP, and can differ from the amounts stated on the financial statements which start from page 63 through page 83.

*1 Recurring profit is an important management indicator at Sumitomo Metals and a common item on financial statements in Japan; calculated by adding to or subtracting from operating profit items such as interest and dividend income, equity in earnings of unconsolidated subsidiaries and associated companies, interest expense, and foreign exchange gains or losses.

*2 Capital expenditure and depreciation amounts for FY1997 through FY2001 are calculated based on unit of 100 million yen.

*3 Research and development expenses amounts for FY1997 and FY1998 are calculated based on unit of 100 million yen.

*4 Debt = (Short-term borrowings) + (Long-term debt) − (Obligation to return collateral under security loan agreement) − (Lease obligation)

*5 Cash flows figures for FY1997 and FY1998 are not available.

*6 Total assets amounts (yearly average) and shareholders' equity amounts (yearly average) used to calculate ROA and ROE respectively, are calculated based on unit of million yen for FY1997, and unit of thousand yen for FY1998 through FY2007.

FY2001 March 31, 2002	FY2002 March 31, 2003	FY2003 March 31, 2004	FY2004 March 31, 2005	FY2005 March 31, 2006	FY2006 March 31, 2007	FY2007 March 31, 2008
			Unit: Millions of yen			
1,349,528	1,224,633	1,120,855	1,236,920	1,552,765	1,602,720	1,744,572
40,096	69,828	93,041	182,878	305,804	303,774	274,396
748	41,309	68,715	173,245	280,733	327,676	298,218
−105,167	33,278	39,901	169,577	306,183	341,725	281,298
−104,720	17,076	30,792	110,864	221,252	226,725	180,547
74,600	50,906	67,190	60,374	82,679	135,868	178,887
121,100	91,762	78,371	79,238	75,255	72,291	102,565
18,646	13,555	13,590	14,732	16,427	18,769	20,102
2,433,431	2,122,370	2,001,727	1,923,142	2,113,391	2,301,556	2,418,310
274,432	328,754	376,036	483,237	720,866	880,807	901,946
325,917	347,632	399,428	517,311	762,172	924,798	949,303
1,648,779	1,415,303	1,171,216	885,918	679,778	717,984	883,888
18,478	161,127	220,820	277,389	311,943	171,833	230,043
39,633	58,329	−27,418	−12,013	−63,892	−108,934	−274,316
−89,466	−164,935	−240,841	−297,336	−258,367	−83,456	48,751
58,111	219,457	193,402	265,376	248,050	62,899	−44,273
70,390	121,712	74,025	42,416	32,596	13,020	16,669
			Unit: Yen			
−28.83	4.36	6.42	23.05	46.03	47.89	39.43
0	1.5	1.5	5.0	7.0	8.0	10.0
			Unit: %			
3.0	5.7	8.3	14.8	19.7	19.0	15.7
1.1	2.9	4.4	9.7	14.5	15.4	13.2
−32.6	5.7	8.7	25.8	36.7	28.3	20.3
11.3	15.5	18.8	25.1	34.1	38.3	37.3
			Unit: Times			
6.01	4.31	3.11	1.83	0.94	0.82	0.98
—	12.4	21.6	8.4	11.0	12.7	9.6
			Unit: Billions of yen			
174.3	258.1	667.7	927.0	2,425.2	2,826.2	1,753.6
			Unit: Millions of shares			
3,632.2	4,782.2	4,805.9	4,805.9	4,805.9	4,805.9	4,805.9
			Unit: Yen			
48	54	139	193	505	609	378

1. Business Environment in Fiscal 2007 (ended March 31, 2008)

During the fiscal year under review, steel demand continued to grow globally. World crude steel production increased 7.5% from the previous year to 1,343.5 million tons, according to the International Iron and Steel Institute. In Japan, the Japan Iron and Steel Federation reported that domestic crude steel production rose by 3.77 million tons to 121.52 million tons, marking a record high for the first time since fiscal 1973.

Some areas of steel demand experienced adjustments. These included domestic demand for products used in the construction sector, due to the revision of the Building Standards Law, and an adjustment in seamless pipe inventory in the U.S. However, demand for high-grade products used in the automotive and energy-related industries, on which the Sumitomo Metals Group concentrates its resources, was robust. Our steel business (representing 93.0% of total net sales) continued to grow in fiscal 2007.

Concern over prospects of the economic slowdown in the U.S. has been intensifying, but we believe that emerging markets will maintain high economic growth and that demand for steel and other basic materials will remain strong in the future.

Our raw material prices surged again. In fiscal 2007, this was mainly driven by a hike in shipping freight rates but the past few years have seen a widespread steep rise in prices of iron ore, coal, and non-ferrous metals. We have made efforts to raise product selling prices accordingly. Regarding exchange rates, the yen was generally stronger against the U.S. dollar: 117 yen in fiscal 2006 and 114 yen in fiscal 2007.

The engineering business (0.9% of sales) is mainly engaged in the steel bridge business. With little prospect for growth in public sector demand, the harsh business environment continued. The electronics business (3.5% of sales) saw steady growth in macro demand but pricing competition continued to be severe.

2. Operating Results

The Sumitomo Metals Group is striving to accelerate its distinctiveness by reinforcing areas of strength in order to deliver a sustained increase in corporate value, with an emphasis on quality. These are the basic objectives of the current Medium-Term Business Plan (fiscal 2006 to fiscal 2008.) It is important to become resilient to downside risks and realize steady earnings, in order to improve corporate value. We are focusing on distinctive operations and businesses that are based on steady, long-term relationships of trust with customers. At Sumitomo Metals, we use the term "core earnings" to refer to profits generated by such businesses in which we supply distinctive products that are resilient to downturns in demand thanks to our competitive technology or unique business model. The metric we use for this is the ratio of core earnings to consolidated operating profit: the core earnings ratio. By pursuing an increase of the value of this ratio, we are attempting to minimize downside risks and realize sustained growth.

In the previous Medium-Term Business Plan (fiscal 2002-2005,) under the slogan of "Reform and Rebirth," we focused on core businesses, sold non-core business assets, paid down debt, and strengthened our financial position. In the current Medium-Term Business Plan (fiscal 2006-2008,) our major theme is to accelerate distinctiveness. We are aiming for sustainable balanced growth in both quality and scale. In fiscal 2007, the second year of the current plan, we achieved sales growth and maintained high profitability. At the same time, we proactively implemented capital expenditures designed to accelerate our distinctiveness.

Change in Market Structure of Our Products



Market assumption
Surge in steel demand in China
Charge in supply-demand balance for commodity-grade steel sheets
Change in supply/demand for medium/high-grade steel sheets
Past → Present → Future
Low/medium-grade steel products
Commodity-grade steel sheet
Medium/high-grade steel sheet
High-grade steel plate
Specialty steel
Seamless pipe
Railway, automotive & mechinery parts
The area we supply distinctive products resilient to downturns in demand
Degree of competitiveness
Low
High

Enhance Core Earnings*



Core Earnings Ratio**
(%)
82
80
78
76
74
72
70
68
66
64
Enhance core earnings
05
06
07
08 [Plan]
(FY)

*Core earnings: Profit generated by businesses that supply distinctive products resilient to downturns in demand thanks to competitive technology or unique business model (Sumitomo Metals calculation). **Core earnings ratio: Ratio of core earnings to consolidated operating profit

	Goal of current Medium-Term Business Plan (Target for FY2008)	FY2007 results (actual)
	(¥ billion)	
Sales	1,620	1,744.5
Operating profit	300	274.3
Recurring profit	290	298.2
Net income	180	180.5
Total assets	2,380	2,418.3
Debt	680	883.8
Equity	1,070	901.9
	%	
Return on assets	13	13.2

<Results for fiscal 2007, compared to 2006>

1) Net Sales

Net sales increased ¥141.8 billion year on year, or 8.9%, to ¥1,744.5 billion. The steel business recorded an increase in sales of ¥133.5 billion, or 9.0%, to ¥1,622.3 billion, supported by, in addition to overall revision of selling prices, sales growth at the Pipe & Tube Company, primarily due to higher sales prices for seamless pipe. The engineering business and the electronics business posted sales increases of ¥4.6 billion and ¥2.2 billion, respectively. Including the other business, all business segments recorded growth in sales.

Net Sales



(¥ billion)
2,000
1,500
1,000
500
0
1,224.6
1,120.8
1,236.9
1,552.7
1,602.7
1,744.5
02
03
04
05
06
07
(FY)

2) Operating Profit and Recurring Profit

Operating profit fell ¥29.3 billion, or 9.7%, to ¥274.3 billion, while the operating profit margin deteriorated 3.2 percentage points to 15.7%. Major factors include a ¥104.0 billion deterioration caused by higher raw material prices and a ¥96.5 billion improvement in sales. Excluding a ¥16.0 billion increase in depreciation as a result of tax reform and a one-time ¥5.0 billion impact that resulted from relining of a blast furnace, actual deterioration in operating profit was small.

Contributors to Change in Operating Profit (FY06 to FY07)



(¥ billion)
¥29.4 billion decrease
-16.0
Tax reform
-5.0
Blast furnace relining
282.7
(Operating profit ex. one-time factors)
-5.0
Foreign exchange fluctuation
Increase in fixed costs
-18.0
104.0
Raw material prices
7.0
Valuation gain
96.5
Selling price adjustment, other
Cost improvement
15.0
303.7
274.3
0
06
07(FY)

Recurring profit decreased ¥29.4 billion, or 9.0%, to ¥298.2 billion and the recurring profit margin was 17.1%, down 3.3 percentage points from fiscal 2006. In addition to a ¥21.0 billion decrease in operating profit caused by regulatory and temporary factors, a tax recognition at SUMCO CORPORATION, an equity-method affiliated company, also had a negative impact of ¥9.0 billion. Excluding this total impact of ¥30.0 billion, we achieved almost the same level of profit as in the previous year.

Note: Recurring profit is an important management indicator at Sumitomo Metals and a common item on financial statements in Japan; calculated by adding to or subtracting from operating profit items such as interest and dividend income, equity in earnings of unconsolidated subsidiaries and associated companies, interest expense, and foreign exchange gains or losses.

Contributors to Change in Recurring Profit (FY06 to FY07)



(¥ billion)
¥29.4 billion decrease
-16.0
Tax reform
-5.0
Blast furnace replacement
SUMCO tax recognition
-9.0
297.6
(Recurring profit ex. one-time factors)
-5.0
Foreign exchange fluctuation
Increase in fixed costs
-20.0
Raw material prices
-104.0
7.0
Valuation gain
9.0
Equity in earnings of unconsolidated subsidiaries and associated companies
98.5
Selling price adjustment, other
Cost improvement
15.0
327.6
298.2
0
06
07(FY)

(¥ billion)

	FY2005	FY2006	FY2007
Interest expense (a)	12.2	11.4	13.4
Interest income (b)	0.9	1.5	1.3
Net interest income (a-b)	11.3	9.8	12.1
Dividend income	3.0	6.6	5.2
Equity in earnings of unconsolidated subsidiaries and associated companies	16.6	41.8	41.9

3) Other Income (Expenses), Net

Other income (expenses), net decreased ¥31.0 billion to ¥6.9 billion.

4) Net Income

Income before taxes and minority interests fell ¥60.4 billion, or 17.7%, to ¥281.2 billion. The corporate tax burden decreased ¥15.8 billion from the previous year, reflecting a decrease in pretax income. Net income fell ¥46.1 billion, or 20.4%, to ¥180.5 billion, while earnings per share (EPS) decreased from ¥47.89 in fiscal 2006 to ¥39.43 in fiscal 2007.

	FY2005	FY2006	FY2007
EPS (¥)	46.03	47.89	39.43

<Results for fiscal 2006, compared to 2005>

1) Net Sales

Net sales increased ¥49.9 billion year on year, or 3.2%, to ¥1,602.7 billion. The steel business reported an increase in sales of ¥75.6 billion, or 5.4%, to ¥1,488.8 billion, supported by higher sales at the Pipe & Tube Company, primarily on the back of higher demand for high-grade seamless pipe. The engineering business posted a decline in sales of ¥20.5 billion, mainly reflecting cutbacks in public-sector investment, while the electronics business saw a drop in sales of ¥1.4 billion year on year (comparisons for the steel business and the engineering business are made on the basis of fiscal 2005 figures after adjustment for business segment reclassification.)

2) Operating Profit and Recurring Profit

Operating profit fell ¥2.0 billion, or 0.7%, to ¥303.7 billion, while the operating margin deteriorated 0.7 of a percentage point to 19.0%.

Contributors to Change in Operating Profit (FY05 to FY06)


(¥ billion)
¥ 2.0 decrease
305.7
-61.0
Raw material prices
Increase in fixed costs
-14.0
9.0
Cost improvement
71.0
Selling price adjustment, other
6.0
Foreign exchange fluctuation
-13.0
Valuation loss
303.7
0
05
06 (FY)

Recurring profit rose ¥46.9 billion, or 16.7%, to a record ¥327.6 billion, due to a large increase in other income on profit contributions from SUMCO CORPORATION and other equity-method affiliates, which increased from ¥16.6 billion in fiscal 2005 to ¥41.8 billion in fiscal 2006. The recurring profit margin was 20.4%.

Contributors to Change in Recurring Profit (FY05 to FY06)


(¥ billion)
¥ 46.9 increase
280.7
Raw material prices
-61.0
Cost improvement
-14.0
9.0
Increase in fixed costs
91.0
Selling price adjustment, other
10.0
Foreign exchange fluctuation
25.0
Equity in earnings of unconsolidated subsidiaries and associated companies
-13.0
Valuation loss
327.6
0
05
06 (FY)

3) Other Income (Expenses), Net

Other income (expenses), net rose ¥37.5 billion to ¥37.9 billion.

4) Net Income

Income before income taxes and minority interests increased ¥35.5 billion, or 11.6%, to ¥341.7 billion. Net income rose ¥5.4 billion, or 2.5%, to ¥226.7 billion, a record for the Group. Net income per share Increased from ¥46.03 in fiscal 2005 to ¥47.89 in fiscal 2006.

3. Financial Position

1) Assets

As of March 31, 2008, total assets were ¥2,418.3 billion, ¥116.7 billion higher than at the end of the previous fiscal year. The primary reason was an increase in fixed assets of ¥111.5 billion in property, plant and equipment to ¥1,740.5 billion. We implemented capital expenditures to accelerate distinctiveness, including some investments that were moved forward from the schedule for investment in the next year. In addition, investment securities increased thanks to favorable results at affiliated companies. Current assets rose ¥5.2 billion to ¥677.7 billion, mainly due to an increase in inventories associated with a rise in raw material costs.

2) Liabilities and Equity

Total liabilities rose ¥92.2 billion to ¥1,469.0 billion. Debt* increased ¥167.9 billion to ¥883.8 billion, due to funding needs associated with our proactive capital spending.

Total equity rose ¥24.5 to ¥949.3 billion. Excluding minority interests, shareholders' equity increased ¥21.1 billion to ¥901.9 billion. This increase caused mainly by an increase in retained earnings was partially offset by a decrease of ¥99.5 billion in valuation and translation adjustments stemming from a fall in the market value of investment securities. As a result, the increase in shareholders' equity was modest at ¥21.1 billion.

The equity ratio showed a marginal decrease from 38.3% in 2006 to 37.3% in 2007, due to an increase of total assets.

*Debt = (Short-term borrowings) + (Long-term debt) − (obligation to return collateral under security loan agreement) − (Lease obligation)

	FY2005	FY2006	FY2007
		¥ billion	
Short-term borrowings (a)	172.1	149.0	189.0
Long-term debt (b)	555.0	611.8	721.9
Obligation to return collateral under security loan agreement (c)	10.0	10.0	—
Lease obligation (d)	37.4	32.8	27.1
Total debt balance (a+b-c-d)	679.7	717.9	883.8
Shareholders' Equity	720.8	880.8	901.9
Total assets	2,113.3	2,301.5	2,418.3
		%	
Equity ratio	34.1	38.3	37.3
ROA	14.5	15.4	13.2
ROE	36.7	28.3	20.3
		Times	
Debt to equity ratio	0.94	0.82	0.98

Please refer to p55-56, for definition and calcularion of each indictor.

3) Off-Balance Sheet Arrangements

The Group's major off-balance sheet transactions include long-term leases for computers, vehicles and other items. Contingent liabilities mainly consist of maximum repurchase obligations associated with liquidation of assets.

4. Sources of Fund and Maintenance of Liquidity

1) Funding Policy

The Group's funding activities emphasize a balance between stability and low costs. In addition to the establishment of commitment lines of credit with some major banks to maintain liquidity, the Group works to improve the efficiency of funds, including efficiency at consolidated subsidiaries, by operating a shared cash management system since fiscal 2001. Sumitomo Metals' long-term debt was rated AA- and its short-term debt was rated J-1+ with a Stable Outlook by Japan Credit Rating, Ltd. (as of the end of August 2008.)

2) Cash Flow

Net cash provided by operating activities increased ¥58.2 billion to ¥230.0 billion. An increase of ¥30.2 billion in adjustments for depreciation and amortization and a decrease of ¥42.2 billion in payment of income taxes were the main contributions to the high level of cash earned. Net cash used in investing activities increased ¥165.3 billion to ¥274.3 billion, reflecting higher capital expenditures aimed at accelerating distinctiveness and more investments in partners of strategic alliance. Free cash flow, the amount of operating cash flow less investing cash flow, decreased ¥107.1 billion to a net payment of ¥44.2 billion. This reflects our aggressive capital investment aimed at capturing growth opportunities, including the portion brought forward from the initial plan. Net cash provided by financing activities was ¥48.7 billion, due to debt procurement and other items. In sum, cash and cash equivalents at the end of fiscal 2007 increased ¥3.6 billion from the end of the previous year, to ¥16.6 billion.

Debt to Cash Flow Ratio; Interest Coverage Ratio


(Times)
30
25
20
15
10
5
0
24.8
15.0
14.9
16.7
9.4
9.5
6.7
5.5
3.3
2.2
4.4
4.0
02
03
04
05
06
07 (FY)

Interest coverage ratio —▲— Debt to cash flow ratio —◆—

Interest coverage ratio = Operating cash flow / Interest expense
Debt to cash flow ratio= Debt balance / Operating cash flow after interest payment

5. Capital Expenditures

Capital expenditures on property, plant and equipment (construction base) increased ¥43.0 billion year on year to ¥178.8 billion (¥171.7 billion in the steel business, ¥3.6 billion in the electronics business, and ¥3.4 billion in other businesses.) The Pipe & Tube Company focused investment on additional capacity for super high-end seamless pipe products and upgrading upstream processes. At the Steel Sheet, Plate, Titanium & Structural Steel Company, major investments included the relining of the No. 3 blast furnace and the construction of a pickling line for automotive and power generation equipment for independent power producers (IPPs.) Depreciation of property, plant, and equipment increased ¥30.3 billion to ¥102.5 billion.

Capital Expenditures and Depreciation


(¥ billion)
200
150
100
50
0
50.9
91.7
67.1
78.3
60.3
79.2
82.6
75.2
135.8
72.2
178.8
102.5
02
03
04
05
06
07 (FY)
Capital expenditures on property, plant, and equipment (construction base)
Depreciation of property, plant, and equipment

(¥ billion)

Segment	Target	Details	Investment amount	Timeline
Iron & Steel-making Process	Enable annual capacity of 8 million tons at Kashima Steel Works	Relining of No.3 Blast Furnace (volume expansion)	29.0	Started operation in May, 2007
	Enable annual capacity of 5 million tons at Wakayama Steel Works	1st step: Construction of new No.1 Blast Furnace, etc.	118.0	Scheduled to begin operation in June, 2009
		2nd step: Construction of new No.2 Blast Furnace, Reinforcement of steel making facilities, etc.	115.0	Scheduled to begin operation in Oct., 2012
Pipe & Tube	Expand production capacity of super high-end boiler tubes	Introduction of new pipe-production mill and other facilities	6.5	Started operation in Oct., 2007
	Expand production capacity of super high-end seamless pipe products	Capacity improvement of new pipe-production mill and secondary line	35.0	Started operation in July, 2008
	Establish a manufacturing hub for seamless pipe in Brazil	Establishment of a joint venture with Vallourec Group for integrated seamless pipe manufacturing	*200.0	Scheduled to begin operation in 2010
	Expand production capacity of ultra-high-strength line pipes	Equipment improvement at the plate mill and large- diameter (UOE) pipe mill	10.0	Scheduled to begin operation in Mar., 2011
Steel Sheet, Plate & Structural Steel	Establish a manufacturing system of high-grade steel sheet for automotive use	Introduction of new continuous galvanizing line and pickling line	26.0	Started operation in Sept., 2007
	Enable 2-million-ton annual capacity of high-end steel plate	Relining of heat furnace and cut-off line (end-shear)	7.0	Started operation in Nov., 2007
	Strengthen relationship with a partner in the steel sheet sector in India	Participation in an integrated steel works project of Bhushan Steel Limited in India	(Technical Assistance)	—
	Establish manufacturing hub of steel sheet in Vietnam	Establishment of a steel sheet manufacturing joint venture with China Steel	*US$1.15 billion	Scheduled to begin operation in 2011
Railway, Automotive & Machinery Parts	Expand forged crankshaft business in China	Introduction of the 2nd forging line at Huizhou Sumikin Forging Co., Ltd.	3.0	Started operation in Nov., 2007
	Expand capacity to produce railway wheels	Relining of heat treatment furnace (Increase in production capacity from 200 thousand to 240 thousand units per year)	2.0	Started operation in March, 2008
	Expand forged crankshaft business in North America	Introduction of the 3rd forging line at International Crankshaft Inc.	4.5	Scheduled to begin operation in Jan., 2009
Other	Achieve steel-making process innovation at Sumitomo Metals (Kokura), Ltd.	Introduction of new refining furnace, continuous casting mill and other facilities	23.0	Scheduled to be completed by Mar., 2010

*Total investment amount with joint venture partner.

6. Research and Development Activities

Sumitomo Metals highly values R&D activities. Based on the strategy to further reinforce our presence in fields where we are already strong, we are channeling research resources into strategic areas, focusing on element technology, and taking steps to speed up the R&D process. To win high evaluation from customers, we are conducting joint R&D activities and dispatching engineers to work at customers' sites as visiting engineers, thereby tailoring R&D to customer needs. We are also accelerating R&D by participating in new collaborative research projects with partners in industry, government and academia. Specific examples include projects with Osaka University and the National Institute for Materials Science.

In fiscal 2007, research and development expenses totaled ¥20.1 billion (mainly comprising ¥19.1 billion for the steel business and ¥0.9 billion for the electronics business.)

7. Profit Distribution to Shareholders (Dividend Policy)

Profits generated from operations are first used to accelerate distinctiveness and to create corporate value. The Group's investment criteria are to contribute to sustainable growth that balances quality and scale, accelerating distinctiveness, and providing a return that exceeds the cost of capital, in order to help create corporate value. The second use of profits is to distribute them to shareholders. Our basic policy is to pay a stable dividend. Regarding financial leverage, we intend to keep a debt to equity ratio at less than 1.0.

Principles of Capital Policy

Use of cash	1 Invest to create corporate value 2 Return to shareholders
Investment standard	1 Balanced growth in quality and scale 2 Accelerating distinctiveness 3 Return exceeding cost of capital
Return to shareholders	Maintain stable dividend
Financial leverage	Debt to equity ratio of less than 1.0

In fiscal 2007, we achieved a high level of net income, similar to the level in the previous year. Despite our proactive capital expenditures aimed at accelerating distinctiveness, our stable financial position was further enhanced. Consequently, we decided to raise the annual dividend per share by 2 yen to 10 yen.

	FY2005	FY2006	FY2007
Dividend (¥)	7.00	8.00	10.00

8. Outlook for Fiscal 2008 ending March 31, 2009

In fiscal 2008, Sumitomo Metals is targeting consolidated net sales of ¥2,060 billion, operating profit of ¥230 billion, recurring profit of ¥250 billion, and net income of ¥160 billion. One of the most critical points will be how much our steel business is able to absorb the negative impact of significant price increases for iron ore, coal and other raw materials by revision of our sales prices and cost reduction efforts.

We expect the tight supply-demand balance for our mainstay high-grade products and overall steel products to continue in fiscal 2008. In such an environment, we will attempt to reap full benefit from our capital expenditures aimed at accelerating distinctiveness. Specifically, we will increase output of super high-end boiler tubes, high-end seamless pipe products, crankshafts, and railway wheels, and reinforce our manufacturing system for high-grade steel sheets used in automobiles.

Given the projected time lag between the surge in raw material prices and improvement in our profit, we expect a temporary profit decline in fiscal 2008, year on year. Nevertheless, we believe that our medium-term earnings power is being steadily enhanced.

9. Operational Risks

Risk considerations in respect of operations and other matters concerning the Sumitomo Metals Group include changes in raw material prices, product selling prices, and a range of other factors. These risks could greatly influence the decision-making of investors. Conscious of such risks, we are taking steps to be prepared with a combination of preventive and reactive measures.

① Changes in supply and demand for steel
② Changes in raw material prices
③ Fluctuation in foreign exchange rates
④ Changes in fund procurement conditions
⑤ Changes in the value of investment securities
⑥ Change in retirement benefit liabilities
⑦ Changes in laws and regulations
⑧ Changes in environmental laws and regulations
⑨ Changes in management of business partners
⑩ Defects in products and services
⑪ Accidents
⑫ Disputes and litigation
⑬ Breach of compliance
⑭ Deterioration in competitiveness
⑮ Changes in political and economical systems and regulations
⑯ Natural disasters and conflicts

Consolidated Balance Sheets

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries as of March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
Assets As of	2007 March 31, 2008	2006 March 31, 2007	2007 March 31, 2008
Current assets:			
Cash and time deposits (Notes 3 and 8)	¥ 16,733	¥ 13,084	$ 167,010
Notes and accounts receivable (Note 20) -			
Trade	175,145	213,432	1,748,122
Other	18,448	34,148	184,131
	193,593	247,580	1,932,253
Allowance for doubtful accounts	(203)	(345)	(2,022)
	193,390	247,235	1,930,231
Inventories (Note 5)	438,802	385,605	4,379,703
Deferred tax assets (Note 16)	18,965	19,317	189,292
Prepaid expenses and other	9,874	7,315	98,558
Total current assets	677,764	672,556	6,764,794
Property, plant and equipment (Notes 7 and 8):			
Land (Note 6)	345,579	347,902	3,449,238
Buildings and structures	718,275	688,725	7,169,126
Machinery and equipment	2,170,430	2,103,502	21,663,138
Construction in progress	106,721	115,433	1,065,188
Total	3,341,005	3,255,562	33,346,690
Accumulated depreciation	(2,234,821)	(2,209,284)	(22,305,831)
Net property, plant and equipment	1,106,184	1,046,278	11,040,859
Investments and other assets:			
Investment securities (Note 4)	337,064	324,380	3,364,248
Investments in unconsolidated subsidiaries and associated companies	267,031	229,737	2,665,248
Deferred tax assets (Note 16)	9,321	8,099	93,037
Other assets	21,990	21,220	219,477
Allowance for doubtful accounts	(1,044)	(713)	(10,423)
Total investments and other assets	634,362	582,723	6,331,587
Total	¥2,418,310	¥2,301,557	$24,137,240

See Notes to Consolidated Financial Statements.

Liabilities and Equity As of	Millions of yen 2007 March 31, 2008	2006 March 31, 2007	Thousands of U.S. dollars (Note 1) 2007 March 31, 2008
Current liabilities:			
Short-term borrowings (Note 8)	¥ **189,051**	¥ 149,011	$ **1,886,921**
Current portion of long-term debt (Note 8)	**90,597**	140,906	**904,248**
Notes and accounts payable (Notes 8 and 20) -			
Trade	**331,846**	340,457	**3,312,169**
Other	**5,224**	34,061	**52,142**
	337,070	374,518	**3,364,311**
Income taxes payable	**52,087**	62,371	**519,884**
Deferred tax liabilities (Note 16)	**202**	120	**2,014**
Other current liabilities	**112,896**	80,931	**1,126,826**
Total current liabilities	**781,903**	807,857	**7,804,204**
Long-term liabilities:			
Long-term debt (Note 8)	**631,357**	470,956	**6,301,600**
Liability for employees' retirement benefits (Note 9)	**24,976**	27,529	**249,285**
Liability for rebuilding furnaces	**224**	4,260	**2,239**
Deferred tax liabilities (Note 16)	**7,849**	53,449	**78,339**
Deferred tax liabilities on land revaluation (Note 6)	**6,976**	7,000	**69,628**
Other long-term liabilities	**15,722**	5,708	**156,917**
Total long-term liabilities	**687,104**	568,902	**6,858,008**
Commitments and Contingent Liabilities (Notes 18, 19 and 21)			
Equity (Notes 10 and 25):			
Common stock, authorized 10,000,000,000 shares in 2007 and 2006; issued, 4,805,974,238 shares in 2007 and 2006;	**262,072**	262,072	**2,615,754**
Capital surplus	**61,830**	61,897	**617,124**
Retained earnings	**630,063**	490,523	**6,288,684**
Unrealized gain on available-for-sale securities	**35,404**	122,826	**353,367**
Deferred loss on derivatives under hedge accounting (Note 2(j))	**(1,162)**	(541)	**(11,600)**
Land revaluation surplus (Note 6)	**11,561**	16,804	**115,392**
Foreign currency translation adjustments	**(7,611)**	(1,349)	**(75,968)**
Treasury stock, at cost 167,067,695 shares in 2007 and 165,450,538 shares in 2006	**(90,211)**	(71,425)	**(900,394)**
Total	**901,946**	880,807	**9,002,359**
Minority interests (Note 2(j))	**47,357**	43,991	**472,669**
Total equity	**949,303**	924,798	**9,475,028**
Total	**¥2,418,310**	¥2,301,557	**$24,137,240**

Consolidated Statements of Income

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries for the years ended March 31, 2008 and 2007

For the years ended	Millions of yen 2007 March 31, 2008	Millions of yen 2006 March 31, 2007	Thousands of U.S. dollars (Note 1) 2007 March 31, 2008
Net sales (Notes 20 and 22)	¥1,744,573	¥1,602,720	$17,412,646
Cost of sales (Notes 17, 20 and 22)	1,329,563	1,156,622	13,270,418
Gross profit	415,010	446,098	4,142,228
Selling, general and administrative expenses (Note 17)	140,613	142,324	1,403,462
Operating profit (Note 22)	274,397	303,774	2,738,766
Other income (expenses):			
Interest and dividend income	6,573	8,276	65,607
Interest expense	(13,466)	(11,468)	(134,407)
Equity in earnings of unconsolidated subsidiaries and associated companies	41,919	41,804	418,398
Dismantlement expenses	(6,944)	(5,489)	(69,308)
Gain on sales of investment securities	6,904	4,508	68,908
Loss on disposal and sales of property, plant and equipment (Note 11)	(11,185)	(1,922)	(111,642)
Impairment loss on fixed assets (Notes 7 and 22)	(6,438)	(5,221)	(64,259)
Loss on compensation for completed construction (Note 15)	(6,200)		(61,882)
Gain on business restructuring (Note 12)		9,071	
Gain on changes of equity interests in associated companies (Note 13)		16,263	
Loss on business restructuring (Note 14)		(2,757)	
Loss on revaluation of real estate for sale		(5,894)	
Other, net	(4,261)	(9,220)	(42,529)
Other income (expenses), net	6,902	37,951	68,886
Income before income taxes and minority interests	281,299	341,725	2,807,652
Income taxes (Note 16):			
Current	(88,055)	(106,790)	(878,879)
Deferred	(8,365)	(5,490)	(83,493)
Total income taxes	(96,420)	(112,280)	(962,372)
Minority interests	(4,331)	(2,719)	(43,227)
Net income	¥ 180,548	¥ 226,726	$ 1,802,053

For the years ended	Yen 2007 March 31, 2008	Yen 2006 March 31, 2007	U.S. dollars (Note 1) 2007 March 31, 2008
Per share of common stock (Notes 2(s) and 24):			
Basic net income	¥ 39.43	¥ 47.89	$ 0.39
Diluted net income	-	47.87	-
Cash dividends applicable to the year	10.00	8.00	0.10

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries for the years ended March 31, 2008 and 2007

	Thousands	Millions of yen										
	Outstanding number of shares of common stock	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Deferred loss on derivatives under hedge accounting	Land revaluation surplus	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, April 1, 2006 ...	4,802,168	¥262,072	¥ 61,897	¥300,588	¥ 84,385		¥ 16,061	¥ (3,591)	¥ (545)	¥720,867		¥720,867
Reclassified balance as of April 1,2006 (Note 2(j))											¥ 41,305	41,305
Cash dividends, ¥8.00 per share				(38,417)						(38,417)		(38,417)
Net income				226,726						226,726		226,726
Decrease due to exclusion of certain subsidiaries from consolidation and certain associated companies				(63)						(63)		(63)
Bonuses to directors and corporate auditors				(200)						(200)		(200)
Net increase in treasury stock	(161,644)								(70,880)	(70,880)		(70,880)
Reversal of land revaluation surplus ...				1,889						1,889		1,889
Net change in the year...					38,441	¥ (541)	743	2,242		40,885	2,686	43,571
Balance, March 31, 2007	4,640,524	262,072	61,897	490,523	122,826	(541)	16,804	(1,349)	(71,425)	880,807	43,991	924,798
Cash dividends, ¥9.50 per share				**(43,598)**						**(43,598)**		**(43,598)**
Net income				**180,548**						**180,548**		**180,548**
Purchase of treasury stock	**(97,738)**								**(70,768)**	**(70,768)**		**(70,768)**
Disposal of treasury stock	**96,121**		**(67)**	**(2,221)**					**51,982**	**49,694**		**49,694**
Reversal of land revaluation surplus......				**4,811**						**4,811**		**4,811**
Net change in the year...					**(87,422)**	**(621)**	**(5,243)**	**(6,262)**		**(99,548)**	**3,366**	**(96,182)**
Balance, March 31, 2008	**4,638,907**	**¥262,072**	**¥ 61,830**	**¥630,063**	**¥ 35,404**	**¥ (1,162)**	**¥ 11,561**	**¥ (7,611)**	**¥(90,211)**	**¥901,946**	**¥ 47,357**	**¥949,303**

	Thousands of U.S.dollars (Note 1)										
	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Deferred loss on derivatives under hedge accounting	Land revaluation surplus	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, April 1, 2007..................	$2,615,754	$ 617,800	$4,895,930	$1,225,927	$ (5,406)	$ 167,722	$ (13,465)	$ (712,893)	$8,791,369	$ 439,074	$9,230,443
Cash dividends,¥9.50 per share ...			**(435,152)**						**(435,152)**		**(435,152)**
Net income			**1,802,053**						**1,802,053**		**1,802,053**
Purchase of treasury stock								**(706,340)**	**(706,340)**		**(706,340)**
Disposal of treasury stock		**(676)**	**(22,166)**					**518,839**	**495,997**		**495,997**
Reversal of land revaluation surplus			**48,019**						**48,019**		**48,019**
Net change in the year				**(872,560)**	**(6,194)**	**(52,330)**	**(62,503)**		**(993,587)**	**33,595**	**(959,992)**
Balance, March 31, 2008	**$2,615,754**	**$ 617,124**	**$6,288,684**	**$ 353,367**	**$ (11,600)**	**$ 115,392**	**$ (75,968)**	**$ (900,394)**	**$9,002,359**	**$ 472,669**	**$9,475,028**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries for the years ended March 31, 2008 and 2007

For the years ended	Millions of yen 2007 March 31, 2008	Millions of yen 2006 March 31, 2007	Thousands of U.S. dollars (Note 1) 2007 March 31, 2008
Operating activities:			
Income before income taxes and minority interests	¥ **281,299**	¥ 341,725	$ **2,807,652**
Adjustments for:			
Income taxes paid	**(96,872)**	(139,094)	**(966,883)**
Depreciation and amortization	**103,620**	73,381	**1,034,238**
Allowance for doubtful accounts	**95**	(149)	**946**
Liability for employees' retirement benefits	**(2,967)**	(4,197)	**(29,613)**
Liability for rebuilding furnaces	**(4,035)**	25	**(40,277)**
Interest and dividend income	**(6,573)**	(8,276)	**(65,607)**
Interest expense	**13,466**	11,468	**134,407**
Equity in earnings of unconsolidated subsidiaries and associated companies	**(41,919)**	(41,804)	**(418,398)**
Gain on sales of investment securities	**(6,904)**	(4,508)	**(68,908)**
Gain on business restructuring		(9,071)	
Gain on changes of equity interests in associated companies		(16,263)	
Loss on disposal and sales of property, plant and equipment	**11,185**	1,922	**111,642**
Impairment loss on fixed assets	**6,438**	5,221	**64,259**
Loss on compensation for completed construction	**6,200**		**61,882**
Loss on business restructuring		2,757	
Loss on revaluation of real estate for sale		5,894	
Changes in assets and liabilities-			
Decrease (increase) in receivables	**40,019**	(6,348)	**399,433**
Increase in inventories	**(52,552)**	(37,246)	**(524,528)**
Increase (decrease) in payables	**798**	(8,212)	**7,967**
Other, net	**(21,255)**	4,609	**(212,144)**
Net cash provided by operating activities	**230,043**	171,834	**2,296,068**
Investing activities:			
Acquisition of property, plant, equipment and other assets	**(166,199)**	(127,107)	**(1,658,839)**
Proceeds from sales of property, plant, equipment and other assets	**16,206**	5,958	**161,757**
Purchase of securities for investment purposes	**(156,626)**	(31,325)	**(1,563,288)**
Proceeds from sales of securities for investment purposes	**8,971**	9,457	**89,541**
Increase in investments in capital	**(6,930)**	(55)	**(69,170)**
Loans made	**(4,846)**	(4,655)	**(48,373)**
Collections of loans	**18,601**	18,787	**185,657**
Interest and dividends received	**16,186**	16,981	**161,553**
Other, net	**321**	3,024	**3,203**
Net cash used in investing activities	**(274,316)**	(108,935)	**(2,737,959)**
Financing activities:			
Increase (decrease) in short-term borrowings, net	**44,127**	(22,378)	**440,436**
Proceeds from long-term debt	**236,562**	207,269	**2,361,135**
Repayments of long-term debt	**(142,732)**	(147,620)	**(1,424,613)**
Receipt from minority shareholders	**134**	556	**1,341**
Interest paid	**(13,788)**	(11,504)	**(137,614)**
Purchase of treasury stock	**(70,773)**	(70,881)	**(706,384)**
Proceeds from disposal of treasury stock	**49,694**		**495,998**
Dividends paid	**(43,601)**	(38,417)	**(435,179)**
Decrease in obligation to return collateral under security loan agreement, net	**(10,000)**		**(99,810)**
Other, net	**(871)**	(482)	**(8,719)**
Net cash provided by (used in) financing activities	**48,752**	(83,457)	**486,591**
Foreign currency translation adjustments on cash and cash equivalents	**(830)**	685	**(8,280)**
Net increase (decrease) in cash and cash equivalents	**3,649**	(19,873)	**36,420**
Cash and cash equivalents increase by elimination of consolidated subsidiaries		298	
Cash and cash equivalents at beginning of year	**13,021**	32,596	**129,961**
Cash and cash equivalents at end of year (Note 3)	¥ **16,670**	¥ 13,021	$ **166,381**
Non-cash investing and financing activities (Note 23):			
Assets decreased by business separation		14,406	
Liabilities decreased by business separation		11,588	

See Notes to Consolidated Financial Statements.

01. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of Sumitomo Metal Industries, Ltd. ("Sumitomo Metals") have been prepared in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Law (formerly, the Japanese Securities and Exchange Law) and its related accounting regulations and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the FY2006 (ended March 31, 2007) financial statements to conform to the classifications used in FY2007 (ended March 31, 2008).

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Sumitomo Metals is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥100.19 to $1, the prevailing exchange rate at March 31, 2008. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

02. Summary of Significant Accounting Policies

(a) Consolidation

The consolidated financial statements as of March 31, 2008 include the accounts of Sumitomo Metals and its 71 significant (70 in 2007) subsidiaries (together, the "Group"). Under the control or influence concept, those companies in which Sumitomo Metals, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.
Investments in one (one in 2007) unconsolidated subsidiary and 33 (31 in 2007) associated companies are accounted for by the equity method.

Investments in the remaining unconsolidated subsidiaries and associated companies are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiary at the date of acquisition is being amortized principally over a period of 5 years (20 years in FY2006).

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profits included in assets resulting from transactions within the Group are eliminated.

(b) Cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, certificate of deposits, commercial paper and bond funds, all of which mature or become due within three months of the date of acquisition.

(c) Inventories

Inventories are stated principally at cost, determined by the average method.

(d) Marketable and investment securities

Marketable and investment securities are classified and accounted for, depending on management's intent, as available-for-sale securities, which are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost.

Depreciation of property, plant and equipment of Sumitomo Metals and its consolidated domestic subsidiaries is computed substantially by the declining-balance method at rates based on the usage of the assets over the estimated useful lives of the assets, while the straight-line method is applied to the buildings of Sumitomo Metals and its domestic subsidiaries, and all property, plant and equipment of consolidated overseas subsidiaries. Sumitomo Metals and its domestic subsidiaries changed their depreciation methods over property, plant and equipment acquired on and after April 1, 2007 in accordance with the revised corporate tax law, which is effective for fiscal years beginning on and after April 1, 2007. This treatment decreased income before income taxes and minority interests for the year ended March 31, 2008 by ¥3,346 million ($33,397 thousand).

Property, plant and equipment of Sumitomo Metals and its domestic subsidiaries acquired before March 31, 2007 had been depreciated up to 95% of acquisition cost with 5% of residual value carried under the former corporate tax law. In accordance with the revised corporate tax law, however, such 5% portion of property, plant and equipment is systematically depreciated over 5 years starting in the following year in which the carrying value of property, plant and equipment reaches 5% of the acquisition cost. This treatment decreased income before income taxes and minority interests for the year ended March 31, 2008 by ¥11,067 million ($110,456 thousand). The useful lives are principally 31 years for buildings and structures and 14 years for machinery and equipment.

(f) Long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

(g) Stock and bond issue costs

Stock and bond issue costs are charged to income as incurred.

(h) Employees' retirement benefits

Sumitomo Metals and its domestic subsidiaries account for employees' retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

(i) Liability for rebuilding furnaces

Blast furnaces and hot blast stoves, including related machinery and equipment, require periodic repairs and replacement of substantial components. A liability for rebuilding furnaces is provided for the estimated future costs of such work based on past experience.

(j) Presentation of equity

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as components of assets and liabilities are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. The Group has been following this standard since FY 2006 (ended March 31, 2007) and the balances of such items as of April 1, 2006 were reclassified as separate components of equity in the consolidated statement of changes in equity.

(k) Revenue recognition for long-term construction contracts

Sales and related costs of long-term construction contracts (for which the term is longer than one year and the contract amount is over ¥100 million) were accounted for by the percentage-of-completion method.

(l) Research and development costs

Research and development costs are charged to expenses as incurred.

(m) Leases

Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased prop-

erty to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

(n) Consumption taxes

Consumption tax generally withheld upon sales, as well as that paid for purchases of goods or services, is recorded as a liability or an asset, and is excluded from the relevant revenue, costs or expenses.

(o) Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

(p) Foreign currency transactions

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statement of income to the extent that they are not hedged by forward exchange contracts.

(q) Foreign currency financial statements

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rates as of the balance sheet date except for equity, which is translated at the historical exchange rate.

Differences arising from such translation were shown as "Foreign currency translation adjustments" in a separate component of equity.

Revenue and expense accounts of the consolidated foreign subsidiaries are translated into yen at the current exchange rates as of the balance sheet date.

(r) Derivatives and hedging activities

The Group uses derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. Foreign exchange forward contracts, interest rate swaps, currency swaps and others are utilized by the Group to reduce foreign currency exchange and interest rate risks. The Group does not hold derivatives for trading or speculation purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: 1) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the statement of income and 2) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign exchange forward contracts employed to hedge foreign exchange exposures for export sales are measured at the fair value and the unrealized gains or losses are recognized in income. Forward contracts applied for forecasted (or committed) transactions are also measured at the fair value but the unrealized gains or losses are deferred until the underlying transactions are completed.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income.

(s) Per share information

Basic net income per share is computed by dividing net income available to common shareholders, by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible notes and bonds at the beginning of the year (or at the time of issuance) with an applicable adjustment for related interest expense, net of tax, and full exercise of outstanding warrants. Diluted net

income per share in FY2007 (ended March 31, 2008) is not applicable since there were no residual securities with diluting effects.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year

(t) Business combination and business separation

In October 2003, the Business Accounting Council (the "BAC") issued a Statement of Opinion, "Accounting for Business Combinations," and on December 27, 2005, the ASBJ issued ASBJ Statement No. 7, "Accounting Standard for Business Separations," and ASBJ Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Separations." The new accounting pronouncements for business combination and business separation have been effective since FY2006 (ended March 31, 2007).

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of income. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

(u)New accounting pronouncements

Measurement of Inventories

Under generally accepted accounting principles in Japan ("Japanese GAAP,") inventories are currently measured either by the cost method, or at the lower of cost or market. On July 5, 2006, the ASBJ issued ASBJ Statement No.9, "Accounting Standard for Measurement of Inventories," which is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted. This standard requires that inventories held for sale in the ordinary course of business be measured at the lower of cost or net selling value, which is defined as the selling price less additional estimated manufacturing costs and estimated direct selling expenses. The replacement cost may be used in place of the net selling value, if appropriate. The standard also requires that inventories held for trading purposes be measured at the market price.

Lease Accounting

On March 30, 2007, the ASBJ issued ASBJ Statement No.13, "Accounting Standard for Lease Transactions," which revised the existing accounting standard for lease transactions issued on June 17, 1993. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions shall be capitalized recognizing lease assets and lease obligations in the balance sheet.

Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements

Under Japanese GAAP, a company currently can use the financial statements of its foreign subsidiaries which have been prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable.

On May 17, 2006, the ASBJ issued ASBJ Practical Issues Task Force (PITF) No.18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements." The new standard prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation

of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process. In that case, however, the following items should be adjusted in the consolidation process when they are material, so that net income is accounted for in accordance with Japanese GAAP:

(1) Amortization of goodwill
(2) Actuarial gains and losses of defined benefit plans recognized outside profit or loss
(3) Capitalization of intangible assets arising from development phases
(4) Fair value measurement of investment properties, and the revaluation model for property, plant, equipment and intangible assets
(5) Retrospective application when accounting policies are changed
(6) Accounting for net income attributable to a minority interest

The new task force is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

Construction Contracts

Under the current Japanese GAAP, either the completed-contract method or the percentage-of-completion method is permitted to account for construction contracts. On December 27, 2007, the ASBJ published a new accounting standard for construction contracts. Under this accounting standard, the construction revenue and construction costs should be recognized by the percentage-of-completion method, if the outcome of a construction contract can be estimated reliably. A company can reliably estimate the outcome when total construction revenue, total construction costs and the stage of completion of the contract at the balance sheet date are reliably measured. If the outcome of a construction contract cannot be reliably estimated, the completed-contract method shall be applied. When it is probable that total construction costs will exceed total construction revenue, an estimated loss on the contract should be immediately recognized. This standard is applicable to construction contracts and software development contracts and effective for fiscal years beginning on or after April 1, 2009 with early adoption is permitted for fiscal years beginning on or after December 27, 2007.

03. Reconciliation to Cash and Cash Equivalents

The reconciliation of cash and time deposits in the balance sheets to cash and cash equivalents in the statements of cash flows as of March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
As of	**March 31, 2008**	March 31, 2007	**March 31, 2008**
Cash and time deposits per the balance sheets	**¥ 16,733**	¥ 13,084	**$ 167,010**
Time deposits with original maturities of more than three months	**(63)**	(63)	**(629)**
Cash and cash equivalents per the statements of cash flows	**¥ 16,670**	¥ 13,021	**$ 166,381**

04. Marketable and Investment Securities

The carrying amounts and aggregate fair values of marketable and investment securities as of March 31, 2008 and 2007, were as follows:

2007 As of March 31, 2008	Millions of yen Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**¥ 265,960**	**¥ 57,854**	**¥ 7,007**	**¥ 316,807**

2006 As of March 31, 2007	Millions of yen Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 114,572	¥ 187,845	¥ 124	¥ 302,293

2007 As of March 31, 2008	Thousands of U.S. dollars Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**$2,654,565**	**$ 577,440**	**$ 69,938**	**$3,162,067**

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2008 and 2007, were as follows:

	Carrying amount Millions of yen		Thousands of U.S. dollars
As of	**2007 March 31,2008**	2006 March 31,2007	**2007 March 31,2008**
Available-for-sale:			
Equity securities	**¥ 19,957**	¥ 20,290	**$ 199,187**
Other	**300**	1,797	**2,994**
Total	**¥ 20,257**	¥ 22,087	**$ 202,181**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2008 and 2007, were ¥8,410 million ($83,937 thousand) and ¥6,043 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥7,871million ($78,556 thousand) and ¥51million ($509 thousand), respectively, for the year ended March 31, 2008, and gross realized gains and losses on these sales were ¥3,590 million and ¥2 million, respectively, for the year ended March 31, 2007.

05. Inventories

Inventories as of March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
As of	**2007 March 31,2008**	2006 March 31,2007	**2007 March 31,2008**
Finished products	**¥ 62,815**	¥ 52,363	**$ 626,962**
Others	**375,987**	333,242	**3,752,741**
Total	**¥ 438,802**	¥ 385,605	**$4,379,703**

06. Land Revaluation

Under the "Law of Land Revaluation," certain consolidated subsidiaries elected a one-time revaluation of their own-use land to a value based on real estate appraisal information as of March 31, 2002. The resulting land revaluation excess represents unrealized appreciation of land and is stated, net of income taxes, as a component of equity. There was no effect on the statements of income. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation excess account and related deferred tax liabilities. The reversal of land revaluation surplus is charged directly to retained earnings in equity when the revaluated land is sold or impaired. As of March 31, 2008 and 2007, the carrying amount of the land after the above one-time revaluation exceeded the market value by ¥6,482 million ($64,696 thousand) and ¥6,583 million, respectively.

07. Long-lived Assets

The Group reviewed its long-lived assets for impairment as of March 31, 2008. Each company is categorized as a cash-generating unit, to which assets of Sumitomo Metals belong. To compute the present value of future cash flows, the discount rate (weighted average cost of capital: 6%) of Sumitomo Metals was used.

The Group recognized an impairment loss of ¥6,438 million ($64,259 thousand) for the year ended March 31, 2008 and ¥5,221 million for the year ended March 31, 2007 as other expense. The loss for the year ended March 31, 2008 was resulted from the impairment of certain rental assets and an idle immovable estate and the loss for the year ended March 31, 2007 was resulted from the impairment of certain rental assets.

The components of impairment losses for the years ended March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
For the years ended	**March 31, 2008**	March 31, 2007	**March 31, 2008**
Land	**¥ 6,438**	¥ 5,221	**$ 64,259**

08. Short-term Borrowings and Long-term Debt

Short-term borrowings as of March31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
As of	**March 31, 2008**	March 31, 2007	**March 31, 2008**
Bank loans, with an average interest at 1.3% and 1.1% as of March 31, 2008 and 2007, respectively	**¥ 170,051**	¥ 139,011	**$1,697,281**
Obligation to return collateral under security loan agreement, with an average interest at 1.0% and 0.7% as of March31,2008 and 2007, respectively		10,000	
Commercial Paper with an average interest at 0.6% as of March 31, 2008	**19,000**		**189,640**
Total	**¥ 189,051**	¥ 149,011	**$1,886,921**

Long-term debt as of March 31, 2008 and 2007, consisted of the following:

As of	Millions of yen 2007 March 31, 2008	2006 March 31, 2007	Thousands of U.S. dollars 2007 March 31, 2008
Loans, principally from banks and insurance companies, with interest principally at 1.5%, due through 2016	¥ 528,679	¥ 442,813	$5,276,768
0.84% to 3.07% yen bonds, due through 2019	164,659	134,659	1,643,463
Lease obligations, with interest principally at 1.8%, due through 2013	27,116	32,890	270,645
Floating rate yen bonds, due 2008	1,500	1,500	14,972
	721,954	611,862	7,205,848
Less current portion	(90,597)	(140,906)	(904,248)
Long-term debt, less current portion	¥ 631,357	¥ 470,956	$6,301,600

The annual maturities of long-term debt as of March 31, 2008, were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 90,597	$ 904,248
2010	101,950	1,017,570
2011	140,722	1,404,549
2012	131,271	1,310,218
2013	114,684	1,144,670
2014 and thereafter	142,730	1,424,593
Total	¥ 721,954	$7,205,848

The carrying amounts of assets pledged as collateral for short-term borrowings of ¥200 million ($1,996 thousand) and long-term debt of ¥3,429 million ($34,221 thousand) and notes and accounts payable of ¥1,785 million ($17,812 thousand) as of March 31, 2008, were as follows:

	Millions of yen	Thousands of U.S. dollars
Cash and time deposits	¥ 3	$ 30
Property, plant and equipment	18,609	185,740
Total	¥ 18,612	$ 185,770

09. Employees' Retirement Benefits

Employees whose service with Sumitomo Metals and certain consolidated subsidiaries is terminated are, under most circumstances, entitled to retirement and pension benefits determined by reference to basic rates of pay at the time of termination, length of service, and conditions under which the termination occurs. They consist of a lump-sum retirement payment plan, a tax-qualified pension scheme and a defined contribution pension. In certain cases, the employee is entitled to greater payment. The funds for the annuity payments are entrusted to an outside trustee.

The liability for employees' retirement benefits as of March 31, 2008 and 2007 consisted of the following:

As of	Millions of yen 2007 March 31, 2008	Millions of yen 2006 March 31, 2007	Thousands of U.S. dollars 2007 March 31, 2008
Projected benefit obligation	¥ 200,108	¥ 208,867	$ 1,997,291
Fair value of plan assets	(161,205)	(173,255)	(1,608,996)
Unrecognized actuarial loss	(16,812)	(9,916)	(167,803)
Unrecognized prior service cost	(65)	(197)	(649)
Net liability	22,026	25,499	219,843
Prepaid pension costs	2,950	2,030	29,442
Liability for employees' retirement benefits	¥ 24,976	¥ 27,529	$ 249,285

The components of net periodic benefit costs for the years ended March 31, 2008 and 2007, were as follows:

For the years ended	Millions of yen 2007 March 31, 2008	Millions of yen 2006 March 31, 2007	Thousands of U.S. dollars 2007 March 31, 2008
Service cost	¥ 7,175	¥ 7,164	$ 71,617
Interest cost	3,053	3,151	30,473
Expected return on plan assets	(2,010)	(1,957)	(20,071)
Recognized actuarial loss	3,327	3,411	33,209
Amortization of prior service cost	1	1	11
Net periodic benefit costs	¥ 11,546	¥ 11,770	$ 115,239

In addition to the costs above, greater payment of ¥305 million ($3,042 thousand) was accounted for the year ended March 31, 2008, and ¥1,615 million for the year ended March 31, 2007, respectively. Payments for defined contribution pension plans for the year ended March 31, 2008, were ¥2,163 million ($21,590 thousand) and for the year ended March 31,2007, were ¥1,505 million.

Assumptions used for the years ended March 31,2008 and 2007 were mainly set forth as follows:

For the years ended	2007 March 31, 2008	2006 March 31, 2007
Discount rate	1.5%	1.5%
Expected rate of return on plan assets	1.5%	1.5%
Amortization period of prior service cost	12 years	12 years
Recognition period of actuarial gain/loss	11 years	11 years

10. Equity

Since May 1, 2006, Japanese companies have been subject to the new corporate law of Japan (the "Companies Act,") which reformed and replaced the Commercial Code of Japan. The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

(a) Dividends

Under the Companies Act, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders' meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends, except for dividends in kind (non-cash assets,) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. Sumitomo Metals meets all the above criteria. The Companies Act permits companies to distribute dividends in kind to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company stipulated so. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases, decreases and transfer of common stock, reserve and surplus

The Companies Act requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Companies Act, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Companies Act also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Companies Act also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock to be purchased cannot exceed the amount available for distribution to the shareholders and the amount is determined by specific formula. Under the Companies Act, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity. The Companies Act also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

11. Loss on Disposal and Sales of Property, Plant and Equipment

A loss of ¥11,185 million ($111,642 thousand) for the year ended March 31, 2008, mainly consisted of loss on disposal of machinery and equipment on No.2 Blast Furnace of Sumitomo Metals (at Kashima Steel Works) and loss on disposal of machinery and equipment of a consolidated subsidiary.

A loss of ¥1,922 million for the year ended March 31, 2007, consisted of loss on sales of land of a consolidated subsidiary.

12. Gain on Business Restructuring

There was no gain on business restructuring for the year ended March 31, 2008.

A gain of ¥9,071 million for the year ended March 31, 2007, mainly consisted of the gains resulting from exchanges of equity interests in associated companies because of the separation of a consolidated subsidiary. (See Note 23)

13. Gain on changes of equity interests in associated companies

There was no gain on changes of equity interests in associated companies for the year ended March 31, 2008.

A gain of ¥16,263 million for the year ended March 31, 2007, resulted from the gain on changes of equity interests in associated companies in conjunction with the issue of new shares.

14. Loss on Business Restructuring

There was no loss on business restructuring for the year ended March 31, 2008.

A loss of ¥2,757 million for the year ended March 31, 2007, mainly resulted from the extraordinary payment of employees' retirement benefits in conjunction with the business separations.

15. Loss on compensation for completed construction

A loss of ¥6,200 million ($61,882 thousand) for the year ended March 31, 2008, resulted from the entrusted operation on a certain completed construction.

16. Income Taxes

Sumitomo Metals and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for the years ended March 31, 2008 and 2007.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities as of March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
As of	2007 March 31, 2008	2006 March 31, 2007	2007 March 31, 2008
Deferred tax assets:			
Fixed assets, inventories and other assets	¥ 24,938	¥ 23,729	$ 248,905
Employees' retirement benefits	19,857	19,926	198,197
Bonuses payable	8,660	8,497	86,439
Enterprise taxes payable	4,240	4,750	42,319
Other	13,891	21,995	138,661
Valuation allowance	(12,203)	(14,099)	(121,803)
Deferred tax assets	¥ 59,383	¥ 64,798	$ 592,718
Deferred tax liabilities:			
Net unrealized gain on available-for-sale securities	¥ (18,336)	¥ (72,524)	$ (183,021)
Reserve of the Special Taxation Measures Law of Japan	(9,400)	(6,454)	(93,818)
Employees' retirement benefit trusts	(7,199)	(7,199)	(71,855)
Other	(4,213)	(4,774)	(42,048)
Deferred tax liabilities	¥ (39,148)	¥ (90,951)	$ (390,742)
Net deferred tax assets (liabilites)	¥ 20,235	¥ (26,153)	$ 201,976

The reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31,2008 and 2007, were as follows:

For the years ended	2007 March 31, 2008	2006 March 31, 2007
Normal effective statutory tax rate	40.6%	40.6%
Equity in earnings of unconsolidated subsidiaries and associated companies	(6.1)	(5.0)
Gain on changes of equity interests in associated companies		(3.0)
Other, net	(0.2)	0.3
Actual effective tax rate	34.3%	32.9%

17. Research and Development Costs

Research and development costs charged to expenses for the years ended March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
For the years ended	2007 March 31, 2008	2006 March 31, 2007	2007 March 31, 2008
Research and development costs	¥ 20,103	¥ 18,769	$ 200,645

18. Leases

(a) Finance leases as lessee

Pro forma information of leased property, which principally consists of equipment, on an "as if capitalized" basis for the years ended March 31, 2008 and 2007, were as follows:

	Millions of yen						Thousands of U.S. dollars		
	2007			2006			2007		
	For the year ended March 31, 2008			For the year ended March 31, 2007			For the year ended March 31, 2008		
	Machinery and equipment	Other	Total	Machinery and equipment	Other	Total	Machinery and equipment	Other	Total
Acquisition cost	¥ 9,869	¥ 343	¥ 10,212	¥ 10,310	¥ 256	¥ 10,566	$ 98,510	$ 3,424	$ 101,934
Less accumulated depreciation	5,061	156	5,217	5,243	134	5,377	50,518	1,558	52,076
Net leased property	¥ 4,808	¥ 187	¥ 4,995	¥ 5,067	¥ 122	¥ 5,189	$ 47,992	$ 1,866	$ 49,858
Depreciation expense			¥ 1,860			¥ 1,747			$ 18,560

The total lease payment and obligation under finance leases for the years ended March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
For the years ended	March 31, 2008	March 31, 2007	March 31, 2008
Total lease payment	¥ 1,860	¥ 1,747	$ 18,560
Obligation at March 31,			
Due within one year	¥ 1,653	¥ 1,730	$ 16,497
Due after one year	3,342	3,459	33,361
Total obligation	¥ 4,995	¥ 5,189	$ 49,858

The imputed interest expense portion is included in the above pro forma information. Depreciation expense which is not reflected in the accompanying consolidated statements of income is computed by the straight-line method.

(b) Operating leases as lessee

The minimum rental commitments under noncancellable operating leases as of March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
As of	March 31, 2008	March 31, 2007	March 31, 2008
Obligation at March 31,			
Due within one year	¥ 1,183	¥ 1,242	$ 11,809
Due after one year	4,737	5,907	47,275
Total obligation	¥ 5,920	¥ 7,149	$ 59,084

19. Derivatives

The Group enters into derivative financial instruments including foreign exchange forward contracts, interest rate swaps, interest rate cap and currency swaps.

The purposes of using those derivatives are to minimize interest payments on financing activities and to hedge market risks associated with interest rate and foreign exchange rate fluctuations.

The Group does not hold derivatives for trading or speculation purposes. Derivatives are subject to market and credit risks.

Since the Group restricts their application of derivatives not to exceed their monetary assets and liabilities, the Group does not anticipate any significant losses arising from market risks.

The Group also does not anticipate any losses resulting from credit risks because the counterparties of their derivatives are limited to major financial institutions with high credibility. Derivatives transactions are made in accordance with internal regulations which determine the authorization and credit limit amount.

The Group had the following derivatives contracts outstanding as of March 31, 2008 and 2007.

	Millions of yen					
	2007			2006		
As of	March 31, 2008			March 31, 2007		
	Contract or notional principal	Fair value	Net unrealized gain(loss)	Contract or notional principal	Fair value	Net unrealized gain(loss)
Foreign currency forward contracts:						
Selling US$	¥ 6,599	¥ 5,956	¥ 643	¥ 13,658	¥ 13,387	¥ 271
Buying US$	5,085	4,878	(207)	85,454	85,377	(77)

	Thousands of U.S. dollars		
	2007		
As of	March 31, 2008		
	Contract or notional principal	Fair value	Net unrealized gain(loss)
Foreign currency forward contracts:			
Selling US$	$65,867	$59,447	$ 6,420
Buying US$	50,750	48,688	(2,062)

The contract or notional principal of derivatives, which is shown in the above table, does not represent the amounts exchanged by the parties and does not measure the Group's exposure to credit or market risk.

Derivatives which qualify for hedge accounting for the years ended March 31, 2008 and 2007, are excluded from the disclosure of fair value information.

20. Related Party Transactions

Sumikin Bussan Corporation coordinates the sales of Sumitomo Metals' products and the purchasing of Sumitomo Metals' raw materials.

Sumitomo Metals owns 38.5% of the shares of Sumikin Bussan Corporation and one corporate auditor of Sumikin Bussan Corporation concurrently serves both Sumitomo Metals and Sumikin Bussan Corporation.

The significant transactions required to be disclosed with Sumikin Bussan Corporation for the years ended March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
For the years ended	March 31, 2008	March 31, 2007	March 31, 2008
Sale of steel and related products	¥ 172,930	¥ 151,942	$1,726,017
Purchase of raw material and steel products	257,310	194,433	2,568,222
Trade accounts receivable	8,917	19,322	89,004
Trade accounts payable	57,208	50,948	570,996

21. Contingent Liabilities

Contingent liabilities as of March 31, 2008, were as follows:

	Millions of yen	Thousands of U.S. dollars
Guarantees and items of a similar nature:		
Unconsolidated subsidiaries and associated companies	¥ 687	$ 6,852
Others	1,016	10,142
Obligation to repurchase transferred receivables under certain conditions	8,073	80,576

22. Segment Information

Information about industry segments and sales to foreign customers for the years ended March 31, 2008 and 2007, was as follows, (geographic segments information is not provided because more than 90% of sales are transacted in Japan):

(a) Industry segments

Millions of yen
2007
For the year ended March 31, 2008

	Steel	Engineering	Electronics	Other	Corporate or eliminations	Consolidated
Sales to customers	¥1,622,368	¥ 15,394	¥ 61,631	¥ 45,180		¥1,744,573
Intersegment sales	2,536			22,602	¥ (25,138)	
Total sales	1,624,904	15,394	61,631	67,782	(25,138)	1,744,573
Cost of sales and operating expenses	1,355,867	15,236	61,866	61,968	(24,761)	1,470,176
Operating profit (loss)	¥ 269,037	¥ 158	¥ (235)	¥ 5,814	¥ (377)	¥ 274,397
Assets	¥1,818,095	¥ 8,933	¥151,815	¥364,012	¥ 75,455	¥2,418,310
Depreciation	96,519	7	4,229	2,865		103,620
Impairment loss on fixed assets				6,438		6,438
Capital expenditures	173,497	11	3,692	3,561		180,761

Millions of yen
2006
For the year ended March 31, 2007

	Steel	Engineering	Electronics	Other	Corporate or eliminations	Consolidated
Sales to customers	¥1,488,861	¥ 10,785	¥ 59,389	¥ 43,685		¥1,602,720
Intersegment sales	1,348			19,191	¥ (20,539)	
Total sales	1,490,209	10,785	59,389	62,876	(20,539)	1,602,720
Cost of sales and operating expenses	1,192,414	12,456	56,923	57,328	(20,175)	1,298,946
Operating profit (loss)	¥ 297,795	¥ (1,671)	¥ 2,466	¥ 5,548	¥ (364)	¥ 303,774
Assets	¥1,726,858	¥ 7,752	¥135,560	¥362,823	¥ 68,564	¥2,301,557
Depreciation	67,945	8	3,014	2,414		73,381
Impairment loss on fixed assets				5,221		5,221
Capital expenditures	128,219	2	6,416	2,372		137,009

	Thousands of U.S. dollars					
	2007					
	For the year ended March 31, 2008					
	Steel	Engineering	Electronics	Other	Corporate or eliminations	Consolidated
Sales to customers	$16,192,912	$153,650	$ 615,146	$ 450,938		$17,412,646
Intersegment sales	25,315			225,593	$(250,908)	
Total sales	16,218,227	153,650	615,146	676,531	(250,908)	17,412,646
Cost of sales and operating expenses	13,532,955	152,071	617,488	618,502	(247,136)	14,673,880
Operating profit (loss)	$ 2,685,272	$ 1,579	$ (2,342)	$ 58,029	$ (3,772)	$ 2,738,766
Assets	$18,146,474	$ 89,158	$1,515,268	$3,633,216	$ 753,124	$24,137,240
Depreciation	963,362	69	42,209	28,598		1,034,238
Impairment loss on fixed assets				64,259		64,259
Capital expenditures	1,731,684	106	36,853	35,537		1,804,180

Note:

Steel	Steel sheets and plates	Steel plates for structural uses, steel plates for low-temperature service, steel plates for line pipe, high-tensile-strength steel plates and sheets, hot strip, cold strip, electro-magnetic steel sheets, hot-dip galvanized steel sheets, electrolytic galvanized steel sheets, pre-painted steel sheets, pre-coated steel sheets, stainless steel precision rolled strips, pure nickel, etc.
	Construction materials	H-shapes, fixed outer dimension H-shapes, lightweight welded beams, sheet piles, steel pipe piles, etc.
	Steel tubes and pipe	Seamless steel tubes and pipes, electric resistance welded tubes and pipes, large-diameter arc-welded pipes, hot ERW, specially shaped tubes, various coated tubes and pipes, stainless steel tubes and pipes, etc.
	Steel bars and wire rods	Special quality bars, cold heading quality wire rods, spring quality bars, machining steel, bearing steel, stainless bars and wire rods, etc.
	Railway, automotive, and machinery parts	Wheels, axles, bogie trucks, gear units for electric cars, couplers, etc.
	Steel castings and forgings	Die forged crankshafts, materials for molds, aluminum wheels, flange for transmission tower, crane wheels, rolls, etc.
	Semi-finished iron products	Steel billets, pig iron for steel making, etc.
	Others	Titanium products, steel making technology, electric power supply, land and sea transport of steel materials, maintenance of machinery and facilities, pipelines, thermal plant and pipeline engineering, sale of limestone, etc.
Engineering		Steel bridge, steel structure for civil engineering, etc.
Electronics		IC packages, electronic modules, etc.
Other		Lease and sale of real estate, research and testing specializing in materials analysis and evaluation, etc.

As mentioned in "02 Summary of Significant Accounting Policies," Sumitomo Metals and its domestic subsidiaries changed their depreciation methods over property, plant and equipment acquired on and after April 1,2007 in accordance with the revised corporate tax law, which is effective for fiscal years beginning on and after April 1,2007. This treatment increased cost of sales and operating expenses by ¥3,091million ($30,848 thousand) for the Steel segment, ¥133 million ($1,330 thousand) for the Electronics segment and ¥119 million ($1,191 thousand) for the Other segment. As a result, operating profit (loss) decreased by the same amount in each segment.

Also stated in "02 Summary of Significant Accounting Policies," property, plant and equipment of Sumitomo Metals and its domestic subsidiaries acquired before March 31,2007 had been depreciated up to 95% of acquisition cost with 5% of residual value carried under the former corporate tax law. In accordance with the revised corporate tax law, however, such 5% portion of property, plant and equipment is systematically depreciated over 5 years starting in the following year in which the carrying value of property, plant and equipment reaches 5% of the acquisition cost. This treatment increased cost of sales and operating expenses by ¥10,791 million ($107,708 thousand) for the Steel segment, ¥0 million ($3 thousand) for the Engineering segment,¥200 million ($1,999 thousand) for the Electronics segment and ¥68million ($679 thousand) for the Other segment. Operating profit (loss) decreased by the same amount in each segment.

(b) Sales to foreign customers

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
For the years ended	March 31, 2008	March 31, 2007	March 31, 2008
Asia	¥ 517,860	¥ 448,733	$5,168,779
Other	194,531	213,639	1,941,618
	¥ 712,391	¥ 662,372	$7,110,397

23. Business Combinations and Business Separations

There were no business combinations and business separations which had a material impact on the financial statements for the year ended March 31, 2008, while there were business combinations and business separations which had a material impact on the financial statements for the year ended March 31, 2007 and the detailed information of the event was as follows:

On December 1, 2006, the construction steel sheet division of Sumitomo Metal Steel Products Inc., a consolidated subsidiary of Sumitomo Metals, and Nittetsu Steel Sheet Corporation, a consolidated subsidiary of Nippon Steel Corporation, were merged to form Nippon Steel & Sumikin Coated Sheet Corporation, and the road and civil engineering products division of Sumitomo Metal Steel Products Inc. and Nippon Steel Metal Products Co., Ltd., a consolidated subsidiary of Nippon Steel Corporation, were also merged to form Nippon Steel & Sumikin Metal Products Co., Ltd., to make them more efficient in structure, and more competitive.

The above business separation was accounted for as follows:

	Millions of yen
Gain on changes of equity interests in associated companies	¥ **9,071**
The assets and the liabilities of the transferred business	
Assets	**14,406**
Liabilities	**11,588**

The sales amount and operating loss of the separated business up to the separation point in FY 2006 (ended March 31, 2007,) were approximately ¥27,643 million and ¥888 million, respectively.

One Sumitomo Metals employee serves as a director of Nippon Steel & Sumikin Coated Sheet Corporation.

24. Net Income Per Share

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the year ended March 31, 2007 were as follows, while information of diluted net income per share for the year ended March 31, 2008 is not applicable since there were no residual securities with diluting effects.

	Millions of yen	Thousands of shares	Yen
	Net income	Weighted average shares	EPS
For the year ended March 31, 2007:			
Basic EPS			
Net income available to common shareholders	¥ **226,726**	4,734,669	¥ **47.89**
Effect of Dilutive Securities			
Equity in earnings of unconsolidated subsidiaries and associated companies	**(68)**		
Diluted EPS			
Net income for computation	¥ **226,658**	4,734,669	¥ **47.89**

25. Subsequent Event

Appropriation of retained earnings

The following appropriation of retained earnings as of March 31,2008 was resolved at the Board of Directors held on May 13, 2008:

	Millions of yen	Thousands of U.S. dollars
Dividends, ¥5.00 ($0.05) per share	¥ **23,195**	$ **231,505**

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Sumitomo Metal Industries, Ltd.:

We have audited the accompanying consolidated balance sheets of Sumitomo Metal Industries, Ltd. ("Sumitomo Metals") and consolidated subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of Sumitomo Metals' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sumitomo Metals and consolidated subsidiaries as of March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 19, 2008

Member of
Deloitte Touche Tohmatsu

Investor Information (As of March 31, 2008)

Corporate Data

Company Name: Sumitomo Metal Industries, Ltd.
Incorporated: July 1949
Employees: 6,950
Fiscal year: April 1—March 31
Paid-in Capital: ¥262,072,369,221

Annual General Shareholders' Meeting: June
Shareholder Record Date
for the Year: March 31
for the Interim Period: September 30


Osaka Head Office


Tokyo Head Office

For Further Information

Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.
1-8-11 Harumi, Chuo-ku Tokyo 104-6111, Japan
Tel: +81-3-4416-6111 E-mail: ir@sumitomometals.co.jp
Website: http://www.sumitomometals.co.jp/e/

Stock Information

Stock Code:	5405
Shares Authorized:	10 billion shares
Shares Issued:	4,805,974,238 shares (including 167,067,695 treasury shares)
Trading Unit:	1,000 shares
Administrator of Register of Shareholders:	Stock Transfer Agency Department, The Sumitomo Trust and Banking Co., Ltd. 4-5-33 Kitahama, Chuo-ku, Osaka 541-0041, Japan
(Mailing Address):	Stock Transfer Agency Department, The Sumitomo Trust and Banking Co., Ltd. 1-10 Nikko-cho, Fuchu-shi, Tokyo 183-8701, Japan
(Phone Inquiries):	Request for change of address form: 0120-175-417* Other inquiries: 0120-176-417* *Toll-free number for domestic phone calls only Inquiries from overseas: +81-42-351-2225
Other Administration Offices:	Nationwide branches of The Sumitomo Trust and Banking Co., Ltd.
American Depositary Receipts:	The Bank of New York Mellon 101 Barclay Street, New York, NY 10286, U.S.A. Toll-free number (U.S.A.): 888-269-2377 Inquiries from outside U.S.A.: +1-866-680-6825
Stock Listings:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo

Principal Shareholders (As of March 31, 2008)

Shareholders	Investment in Sumitomo Metals	
	Shares owned (thousands)	Shareholding ratio (%)
Sumitomo Corporation	458,326	9.88
Nippon Steel Corporation	451,761	9.74
Japan Trustee Services Bank, Ltd. (account in trust)	199,942	4.31
The Master Trust Bank of Japan, Ltd. (account in trust)	155,574	3.35
Kobe Steel, Ltd.	112,565	2.43
Japan Trustee Services Bank, Ltd. (Sumitomo Mitsui Banking Corporation retirement benefit trust account re-entrusted by The Sumitomo Trust and Banking Co., Ltd.)	90,315	1.95
Nippon Life Insurance Company	88,920	1.92
Mitsui Sumitomo Insurance Co., Ltd.	68,206	1.47
The Sumitomo Trust and Banking Co., Ltd.	60,000	1.29
Sumitomo Life Insurance Company	51,504	1.11
Total	1,737,115	37.44

Notes:1. Ratio of total issued shares is calculated excluding treasury stock.
2. The 90,315 thousand shares registered in the name of Japan Trustee Services Bank, Ltd. (Sumitomo Mitsui Banking Corporation retirement benefit trust account re-entrusted by The Sumitomo Trust and Banking Co., Ltd.) are beneficially owned by Sumitomo Mitsui Banking Corporation and are held as a retirement benefit trust by Japan Trustee Services Bank, Ltd. Sumitomo Mitsui Banking Corporation holds the voting rights for these shares.
3. Sumitomo Mitsui Banking Corporation holds 28,090 thousand shares (0.61% of total issued shares) in addition to those described above.

Share Ownership by Group

(As of March 31, 2008)



18.8%
27.6%
22.4%
31.2%

- Financial institutions
- Other corporations
- Individual investors, etc.
- Foreign investors

* Excluding treasury stock.

Sumitomo Metals' Share Price on the Tokyo Stock Exchange



(¥)
1,000
800
600
400
200
0
77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08
(FY)

Sumitomo Metal Industries, Ltd.
http://www.sumitomometals.co.jp/



SUMITOMO METALS



Mixed Sources
FSC

PRINTED WITH SOY INK

END